Exhibit 99.2

Shareholders of Magic Software Enterprises Ltd.:

Dear Shareholders:

You are cordially invited to attend an extraordinary general meeting of shareholders of Magic Software Enterprises Ltd., incorporated under the laws of the State of Israel, which we refer to as “we,” “Magic,” or the “Company”, to be held on December 10, 2025 at 2:00 PM (Israel local time). The meeting will be held at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

On November 3, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Matrix IT Ltd. (“Matrix”), a public company incorporated under the laws of Israel whose securities are listed for trading on the Tel Aviv Stock Exchange (the “TASE”) and Magitrix Ltd. (“Merger Sub”), a private limited company incorporated under the laws of Israel, pursuant to which subject to the satisfaction of the conditions precedent as set out in section 7 of the Merger Agreement (as detailed below), at the closing date of the Transaction, the Merger Sub will be merged with and into the Company (the “Merger” or the “Transaction”), with the Company continuing as the surviving company. The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote upon a proposal to authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement. A translation of the Merger Agreement is attached as Annex A to the accompanying proxy statement (the Hebrew version is the controlling version).

If the Merger is consummated, at the effective time of the Merger, Matrix will issue its ordinary shares to Magic’s shareholders for 100% of the equity securities of Magic, which will become a wholly-owned subsidiary of Matrix following the merger of Merger Sub with and into Magic. If the Merger is completed, Magic’s securityholders will own in the aggregate 31.125% of the combined company’s share capital (on a fully-diluted basis), and Matrix’s securityholders will own the remaining 68.875% of the combined company’s outstanding share capital (on a fully-diluted basis). Upon completion of the Merger, Magic will become a wholly owned (100%) subsidiary of the Matrix, and Magic’s shares will be delisted from trading on NASDAQ and the stock exchange, and Magic will become a private company.

Considering that Formula Systems (1985) Ltd. is the controlling shareholder of both the Company and Matrix, and in light of the materiality of the Transaction for the Company, the Company’s Board of Directors (the “Board”) appointed an independent committee whose members are directors of the Company who are external and independent directors only (the “Special Committee”) for the purpose, among other things, of examining the advisability of the Transaction, considering alternatives to the transaction, conducting negotiations regarding the Transaction and its terms, including the consideration to which Magic shareholders will be entitled as part of the Transaction, performing due diligence in connection with the Transaction, making a decision whether to approve or reject entering into the Transaction, and submitting the Committee’s recommendations to the Board. For further details regarding the activities of the Special Committee, see below.

On November 3, 2025, the Special Committee, after consultation with its financial advisors and legal counsels and due consideration of all relevant factors and alternatives, including the opinion of PricewaterhouseCoopers Advisory Ltd. for the purpose of evaluating the Merger and determining the fairness of the consideration reflected in the exchange ratio, unanimously (a) determined that the proposed Merger is the most advantageous alternative available to the shareholders of Magic under the circumstances, offering the highest potential to enhance the Company’s strategic position and long-term value creation for all shareholders, and (b) approved and recommended that the Board authorize and approve entry into the Merger.

On November 3, 2025, the Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that the proposed Merger is the most advantageous alternative available to the shareholders of Magic under the circumstances, offering the highest potential to enhance the Company’s strategic position and long-term value creation for all shareholders, (b) authorized and approved the Merger Agreement and the other transactions contemplated by the Merger Agreement and (c) resolved to recommend the approval and authorization of the Merger Agreement and the other transactions contemplated by the Merger Agreement to the shareholders of the Company and directed that the Merger Agreement and the consummation of the Transaction be submitted to the shareholders of the Company for authorization and approval.

Accordingly, the Board recommends that you vote FOR the consummation of the Merger and the other transactions contemplated by the Merger Agreement, translated and attached as Annex A to the proxy statement, including the issuance of ordinary shares of Matrix at the effective time of the Merger to the security holders of Magic and the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

The Merger cannot be completed unless the Merger Agreement and the other transactions contemplated by the Merger Agreement are authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal. Under section 275 of the Israeli Companies Law, the approval of the Merger and other transactions contemplated by the Merger Agreement is also subject to satisfaction of at least one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal did not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, Formula Systems (1985) Ltd. would be deemed a “controlling shareholder” of both the Company and of Matrix under the Israeli Securities Law, and therefore deemed to has a “personal interest” in the approval of the proposal.

The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov. The Proxy Statement and all the materials and appendices are also available on https://www.magicsoftware.com/investors/.

Sincerely

/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

MAGIC SOFTWARE ENTERPRISES LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 10, 2025

November 3, 2025

Dear Shareholder:

 This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd., to be voted at the Extraordinary General Meeting of Shareholders (“Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders of Magic Software Enterprises Ltd., which we refer to as “we,” “Magic,” or the “Company.” The Meeting will be held at 2:00 p.m. (Israel time) on Wednesday, December 10, 2025 at our offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel , and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting is as follows:

Proposed Resolution in connection with the approval of the Transaction and related transactions:

To approve the consummation of the Transaction (as such term is used and defined in the accompanying proxy statement) pursuant to which, subject to the satisfaction of the conditions precedent set forth in the Merger Agreement, on the completion of the Transaction, a reverse triangular merger will be carried out whereby Merger Sub will merge with and into Magic, Merger Sub will be dissolved, and Magic will become a private company wholly owned by the Matrix, in consideration for the issuance of Matrix ordinary shares to the shareholders of Magic, and the other transactions contemplated by the Merger Agreement (including purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction).

To complete the Transaction, the Proposal must be approved at the Meeting, or at any permitted adjournment thereof. In addition to the requirement of obtaining such shareholder approval, each of the other closing conditions set forth in the Merger Agreement, must be satisfied or waived. The proposal will become effective upon consummation of the Transaction.

Our Board of Directors, acting upon the unanimous recommendation of a special committee of the Board of Directors, comprised solely of independent and disinterested directors, unanimously recommends that you vote FOR the foregoing proposal, which is more fully described below.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN SIX (6) HOURS PRIOR TO THE MEETING.

Recommendation of the Board

Our Board of Directors acting upon the unanimous recommendation of a special committee of the Board comprised solely of independent and disinterested directors, unanimously recommends a vote FOR the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.1 per share, or Magic’s ordinary shares, as of the close of business on Monday, November 10, 2025 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of November 3, 2025, there were 49,099,305 outstanding ordinary shares of the Company.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. Please bring some form of valid identification. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”) on the Nasdaq Global Select Market, or Nasdaq, in the United States, you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or other nominee authorizing you to do so, as well as a statement from the nominee showing your beneficial ownership of ordinary shares. If you hold your ordinary shares beneficially through a member of the Tel Aviv Stock Exchange, or TASE, in Israel and wish to vote your shares in person at the Meeting, you will need to present a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by completing, signing and submitting the enclosed voting instruction form to your broker, bank, trustee or nominee in accordance with the directions provided to you. If you submit a proxy card or voting instruction form but do not vote or provide voting instructions, your shares will be voted “FOR” the proposal at the Meeting.

●	Voting Electronically. Shareholders holding Magic ordinary shares in “street name” whose shares are held through members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than December 10, 2025 at 8:00 a.m. Israeli time (six hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares. Shareholders holding in “street name” in the United States should be able to provide voting instructions online at www.proxyvote.com by using the control number and following the directions provided to them by their broker, bank, trustee or other nominee.

If you are a registered shareholder and are voting via a proxy card, the proxy card must be received either by our transfer agent by 11:59 pm Eastern time on Tuesday, December 9, 2025 or by our company at our registered office in Israel at least six hours prior to the designated time for the Meeting (that is, by 8:00 a.m. (Israel time) on December 10, 2025) in order for your ordinary shares to be validly included in the tally of shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name” in the United States, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held through a member of the TASE, you may change your vote in the same manner in which you originally submitted it until Wednesday, December 10, 2025 at 8:00 a.m. Israeli time (six hours before the Meeting time).

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least 25% of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders represented in person or by proxy, will constitute a quorum. The notice accompanying this Proxy Statement shall serve as notice of such reconvened meeting if no quorum is present at the original date and time; no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, a broker non-vote occurs when voting instructions have been provided by a beneficial holder to his, her or its broker with respect to certain proposals but not with respect to other proposal(s) and the broker lacks discretionary voting power to vote such shares with respect to those other proposal(s) because such proposals are not considered “routine” proposals.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each Magic ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the Magic ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposal.

In addition, approval of the Proposal requires satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal did not exceed two percent (2%) of the aggregate voting rights in the Company.

Under Section 268 of the Israeli Companies Law, a “controlling shareholder” is any shareholder who holds 25% or more of the voting rights in the Company if there is no other shareholder holding more than 50% of the voting rights in the Company.

Therefore, for purposes of the above special voting requirements, to the best of our knowledge, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 46.71% of our issued and outstanding ordinary shares, would be deemed a “controlling shareholder” of the Company under the Israeli Companies Law.

Mr. Guy Bernstein, Chairman of Matrix’s Board of Directors, may have a personal interest in the Transaction as he also serves as CEO of the Company and Formula, which is the controlling shareholder of both the Company and Matrix. In addition, Mr. Bernstein holds approximately 11.73% of the outstanding shares of Formula, making him an affiliate.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on the proposal, and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

Under the Israeli Companies Law, any shareholder participating in the vote must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on the Proposal. In keeping with the relief provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, you will be deemed to be confirming to our company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the proposal, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of the proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the proposal, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the proposal.

The Proxy Statement and all the materials and appendices are also available on https://www.magicsoftware.com/investors/.

In tabulating the voting results for any proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Prior to the execution of the Merger Agreement, Formula delivered to Magic and Matrix a written undertaking whereby it undertakes to vote by way of all of its shares in favor of the approval of the Merger Transaction and all related resolutions at the general meetings of both Matrix and Magic , the agendas of which shall include the approval of the Merger Transaction. Formula has also notified the Magic and Matrix that it shall not sell its shares in Magic and Matrix in a manner that would cause it to cease to be the sole controlling shareholder of Magic and Matrix . Formula’s undertaking shall be in force as of the execution of the Merger Agreement and until the earlier of: (a) 15 months from the date of the Merger Agreement, and (b) the completion of the Transaction.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the General Meeting

We will publish the final results of the votes on the proposal at the Meeting in a Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) furnished to the SEC promptly following the Meeting. You may obtain a copy of that Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov, through the Tel-Aviv Stock Exchange filing system at www.tase.co.il, or through the Israeli Securities Authority filing system at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding, to our knowledge, the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,933,809	46.71%
Harel Insurance Investments & Financial Services Ltd. (4)	6,820,077	13.89%
Clal Insurance Enterprises Holdings Ltd (5)	3,420,060	6.97%
The Phoenix Holdings Ltd(6)	2,471,322	5.03%
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Avi Zakay	—	—
Arik Kilman	—	—
Arik Faingold	—	—
Yakov Tsaroya	2,500	*
Hanan Shahaf	—	—
Yuval Baruch	—	—
All directors and executive officers as a group (12 persons)	190,725	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to ordinary shares. Ordinary shares underlying options or restricted share units (RSUs) currently exercisable/vesting or exercisable or vesting within 60 days of October 31, 2025 are deemed beneficially owned by the relevant holder of those options or RSUs and are deemed outstanding for computing the percentage beneficial ownership of the person holding such options or RSUs but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 ordinary shares issued and outstanding as of October 31, 2025.

(3)	Based on Amendment No. 19 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,958,154 ordinary shares, representing 25.82% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on October 12, 2025. Harel Insurance is a publicly held Israeli corporation. Out of the 6,820,077 ordinary shares of our company beneficially owned by Harel Insurance: (i) 6,513,655 shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions;, and (ii) 306,422 ordinary shares are beneficially held for Harel Insurance’s own account.

(5)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on October 5, 2025. Clal is a publicly held Israeli corporation. All the 3,420,060 ordinary shares of our company beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Based on written notification received from Phoenix Holdings Ltd. , or Phoenix Holdings, on October 8, 2025. The ordinary shares of our company held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of September 30, 2025, the securities reported herein were held as follows: (i) the Phoenix Investments House - trust funds: 1,123,170; (ii) The Phoenix pension and provident funds: 4,853; (iii) Partnership for Israeli shares: 1,285,505; (iv) Partnership for investing in shares indexes: 1,503; and (v) 61,144 shares are beneficially held for Phoenix Holdings’ own account. (All ownership rights in these partnerships belong to companies that are part of the Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement).

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2024, or the 2024 Form 20-F, contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, the year ended December 31, 2024. Item 6.C of our 2024 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2024 Form 20-F— which we incorporate by reference herein— to obtain additional information.

TABLE OF CONTENTS

INTRODUCTION	11
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	12
RISK FACTORS	26
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	38
THE TRANSACTION	38
THE MERGER AGREEMENT	53
THE PROPOSAL	59
OTHER MATTERS	60
ANNEX A - The Merger Agreement	61
ANNEX B - Fairness Opinion	62
ANNEX C - Financial Statements of Magic Software Enterprises As Of June 30, 2025	63
ANNEX D - Financial Statements of Matrix IT as of June 30, 2025	64

INTRODUCTION

As further discussed below, following the unanimous approval of the Special Committee, Magic Board of Directors (“Magic Board”), Magic, Magitrix Ltd. (“Merger Sub”), and Matrix entered into an Agreement and Plan of Merger dated as of November 3, 2025 (the “Merger Agreement”).

Pursuant to the Merger Agreement, Matrix will issue its ordinary shares to Magic’s shareholders for 100% of the equity securities of Magic, which will become a wholly-owned subsidiary of Matrix following the merger of Merger Sub with and into Magic (the “Transaction”). If the Transaction is completed, Magic’s securityholders will own in the aggregate 31.125% of the combined company’s share capital (on a fully-diluted basis), and Matrix’s securityholders will own the remaining 68.875% of the combined company’s outstanding share capital (on a fully-diluted basis).

In order to complete the Transaction, Magic’s shareholders are being asked to approve the consummation of the Transaction.

To consummate the Transaction, the Proposal must be approved at the Meeting, or at any permitted adjournment thereof. In addition to the requirement of obtaining such shareholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

You are cautioned not to rely on any information other than the information contained in this proxy statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated November 3, 2025. You should not assume that the information contained in this proxy statement is accurate as of any other date. The mailing of this proxy statement to our shareholders will not create any implication to the contrary.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Rule 802 under the Securities Act of 1933 provides an exemption from federal prospectus filing requirements for business combinations involving foreign private issuers when U.S. holders own no more than 10% of the subject securities. However, this exemption does not eliminate all disclosure obligations - Matrix must still file informational documents with the SEC on Form CB, provide equal treatment to U.S. holders, and include specific warning legends about foreign law differences. While Rule 802 exempts transactions from Section 5 registration requirements at the federal level, state securities law may still apply unless the transaction qualifies as a covered security under federal preemption principles.

The central requirement for Rule 802 eligibility is that U.S. holders of the foreign subject company cannot hold more than 10 percent of the securities that are the subject of the exchange offer or business combination. This threshold serves as the primary gateway for determining whether a transaction qualifies for the exemption. Reasonable steps to verify this threshold were taken and it was determined that U.S. holders hold less than 10 percent of Magic’s securities. Therefore, no prospectus under the U.S. Securities Act of 1933 is provided for the Transaction by Matrix.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following section provides answers to frequently asked questions about the Transaction and other matters relating to the Meeting. This section, however, provides only summary information. Please refer to the more detailed information contained elsewhere in this proxy statement and the documents referred to or incorporated by reference in this proxy statement. Magic urges its shareholders to read this document in its entirety prior to making any decision.

What is the Transaction?

Matrix is a public company whose securities are listed for trading on the TASE. Magic’s shares are listed for trading on both the TASE and Nasdaq.

Both Matrix and Magic are controlled by Formula Systems (1985) Ltd. (“Formula”), which, as of the date hereof, holds approximately 46.71% of the issued share capital of Magic and approximately 48.13% of the issued share capital of Matrix

Merger Sub is a private company, wholly owned by Matrix, established by it for the purpose of executing the Transaction.

Magic, Merger Sub and Matrix entered into the Merger Agreement on November 3, 2025. The Merger Agreement contains the terms and conditions of the proposed business combination of Magic and Matrix. Pursuant to the Merger Agreement, Merger Sub will merge with and into Magic, with Magic surviving as a wholly-owned subsidiary of Matrix.

The boards of directors of Matrix and Magic have each appointed a special, independent board committee (the “Special Committees”) to examine the possible engagement in the Transaction (including the option not to engage in the Transaction) and alternatives thereto, and authorized them, as appropriate, to negotiate with the counterpart committee regarding the Transaction and to determine its terms.

Each Special Committee has engaged independent legal and financial advisors, conducted comprehensive discussions regarding the Transaction, and concluded that carrying out the Transaction is in the best interests of their shareholders.

After lengthy negotiations between the Special Committees, Magic and Matrix reached a principal agreement regarding the main terms of the proposed merger transaction, including the merger consideration, as reflected in a non-binding memorandum of understanding signed by the parties on March 10, 2025.

The parties entered into the Merger Agreement on November 3, 2025 and upon completion of the Transaction, the Merger Sub will be dissolved, and Magic will become a private company wholly owned by Matrix, with all Magic shareholders entitled to the Merger Consideration (as defined below) in exchange for their Magic ordinary shares, all in accordance with the provisions of the Merger Agreement.

Further details regarding Magic’s Special Committee, its activities, and the determination of the exchange ratio are set forth below:

Composition and Authority of Magic’s Special Committee

The composition of the Special Committee is as follows: Sami Totah (Chairperson of the Committee), Ron Ettlinger (External Director), and Avi Zakay (Independent Director). The members of the Special Committee are external or independent directors who also serve as members of the Company’s Audit Committee. To the best of the Company’s knowledge, and as confirmed by the members of the Special Committee, none of the members of the Special Committee has a personal interest (as this term defined below) in the Transaction, including any other affiliation with the Company and/or its controlling shareholder.

The Special Committee was authorized, among else, to examine the advisability of the Transaction. If it deemed appropriate to do so, the Committee was authorized to act at its independent discretion, including reviewing the terms of the Transaction (particularly with respect to the consideration to Magic’s shareholders), examining alternatives to the Transaction, and conducting negotiations regarding the terms of a potential Transaction all subject to applicable law and to the procedures of the Special Committee, which were established to ensure that the Committee’s work processes would be independent and effective.

In this context, the Special Committee was authorized by the Board of Directors to appoint professional advisors with expertise in their respective fields, who are independent and not affiliated with the Company and/or its controlling shareholder, including legal, financial, and other advisors (as appropriate to the nature of the Transaction), and to determine the compensation to be paid by the Company to such advisors.

Work Process of Magic’s Special Committee

Duration of Work – Magic’s Special Committee conducted a thorough and comprehensive work process that lasted for over a year and a half (approximately 18 months) from the date it commenced its work, during which dozens of meetings were held.

Appointment of Professional Advisors – In accordance with its authority as described above, Magic’s Special Committee selected and appointed the following independent professional advisors:

(a) Legal Advisors – Gornitzky & Co., an Israeli law firm with expertise in corporate and securities law, including advising independent committees in transactions with controlling shareholders (the “Legal Advisors”);

(b) Financial Advisors – Value Base Mergers and Acquisitions Ltd., an Israeli financial advisory firm with experience in advising independent committees in transactions involving the same controlling shareholder and with familiarity with the Israeli technology and IT markets (the “Financial Advisors”);

(c) Accounting Advisor – Variance Economic Consulting Ltd., an Israeli consulting firm engaged in providing economic and business consulting services, specializing in economic opinions and conducting financial due diligence, with experience in financial due diligence for Israeli technology and IT companies and the ability and expertise to advise Magic’s Special Committee on such matters; and

(d) Fairness Opinion Advisor – PricewaterhouseCoopers Advisory Ltd. (“PwC Israel”), the Israeli member firm of the global PwC network. The global PwC network comprises firms in approximately 150 countries worldwide, with over 370,000 partners and employees. PwC Israel is a leading firm in the fields of financial, business, and technology consulting, serving the largest organizations in the Israeli market. PwC Israel has extensive experience in providing fairness opinions to boards of directors and independent committees in merger and acquisition transactions, including transactions involving a common controlling shareholder. PwC Israel was engaged by the Special Committee to provide an independent fairness opinion regarding the fairness, from a financial point of view and from the economic perspective of the Company’s shareholders, of the consideration offered in the Transaction (together, the “Advisors”).

To the best of the Company’s knowledge, and as confirmed by the Advisors, none of the Advisors has any personal interest or other improper affiliation with the Company and/or its controlling shareholder and/or any party to the Transaction.

Working Procedures – Shortly after commencing its activities, Magic’s Special Committee, in consultation with its Legal Advisors, established formal working procedures designed to structure its work process in a manner that would be independent and effective, not influenced by the Company and/or its controlling shareholder, would maintain the required confidentiality, be properly documented, and set forth guidelines for the participation of Company management in the Committee’s work process, in accordance with the standards expected of a special committee, including those established by Israeli case law.

The meetings of Magic’s Special Committee and its Advisors were conducted independently and separately from the Company’s management and controlling shareholder, and were documented by the Committee’s Legal Advisors. In addition, certain meetings of Magic’s Special Committee were held as negotiation sessions, attended by representatives of the Special Committee appointed by it to participate in such negotiations, together with the relevant Advisors.

Review of Alternatives

Prior to deciding whether to enter into negotiations regarding the proposed Transaction, Magic’s Special Committee examined various potential alternatives to the proposed Transaction, in light of the Company’s business needs, challenges, and strategic objectives. For this purpose, the Committee, with the assistance of its Advisors, analyzed different structural and strategic alternatives available to the Company, including potential business combinations, strategic partnerships, or remaining independent, while considering the Company’s current market position, growth prospects, and the challenges it faces in its competitive environment.

Magic’s Special Committee reviewed several possible alternatives, including: (a) continuing the Company’s operations as an independent public company; (b) pursuing other strategic collaborations or merger opportunities with third parties; and (c) proceeding with the proposed merger with Matrix, under which the Company’s shareholders would receive Matrix ordinary shares as consideration. The Special Committee analyzed each alternative from multiple perspectives, including strategic fit, potential synergies, execution risks, timing, and expected value creation for the Company’s shareholders.

Magic’s Special Committee found that a merger with Matrix, which combines complementary technological capabilities, customer bases, and market presence, would likely generate significant strategic and operational synergies for both companies. These include enhanced scale, broader market reach, and improved competitiveness, while maintaining the Company’s core technological strengths and business identity. The Special Committee further noted that the merger structure would provide the Company’s shareholders with continued participation in the combined entity’s future growth through share ownership in Matrix.

After extensive and detailed discussions, and following a comprehensive analysis of all alternatives, Magic’s Special Committee concluded that, among the alternatives considered, the proposed merger with Matrix represents the most advantageous and value-maximizing alternative for the Company and all of its shareholders. In reaching this conclusion, the Committee took into account the Company’s current position, strategic direction, and the potential for long-term value creation resulting from the combination with Matrix.

Magic’s Special Committee also assessed that the Merger is expected to generate meaningful synergies between the two companies, including potential cost efficiencies (arising from economies of scale), operational integration benefits, and opportunities for cross-selling and technological collaboration, all subject to applicable law and regulatory requirements.

The conclusions of Magic’s Special Committee were supported by the opinions and analyses of its Advisors.

Valuation Analyses and Fairness Opinion

For the purpose of evaluating the Transaction and determining the fairness of the consideration reflected in the exchange ratio, Magic’s Special Committee was assisted with it’s independent and external Financial Advisors and also engaged with the services of PwC Israel, which independently evaluated the fairness, from a financial point of view and from the economic perspective of Magic’s shareholders, of the consideration offered in the Transaction. The Fairness Opinion, as delivered to the Board of Directors and the Special Committee, is attached hereto as Annex B.

The Fairness Opinion supported the Special Committee’s conclusion that the exchange ratio and the consideration to be received by Magic’s shareholders are fair from a financial point of view. conducted valuation work based primarily on a discounted cash flow (DCF) methodology, applying professional judgment in determining the key parameters of the valuation models, including discount rates, growth assumptions, and other financial metrics relevant to the companies’ operations and market conditions.

The valuation analyses presented a range of values for each of Magic and Matrix, which were influenced by several potential variables, including discount rates and long-term growth rates. Magic’s Special Committee held extensive and detailed discussions regarding the valuation analyses presented to it.

Based on the valuation work performed, Magic’s Special Committee noted that the analyses were conducted using a DCF methodology supported by detailed financial forecasts for each company and sensitivity analyses for key parameters such as discount rates and perpetual growth rates. The Committee further noted that the valuations were prepared on a stand-alone basis for each of Magic and Matrix, without taking into account potential synergies expected to result from the completion of the Transaction. Accordingly, any additional synergistic value that may be realized following the merger was not included in the calculation of the fair exchange ratio, even though such synergies could provide incremental value to the combined company and its shareholders.

In light of the foregoing, and based on the analyses and opinions presented by its independent Financial Advisors and PricewaterhouseCoopers Advisory Ltd., Magic’s Special Committee and Magic’s Board of Directors confirmed that the valuations and the Fairness Opinion remained valid and in effect as of November 3, 2025.

Negotiations with Matrix Representatives and Due Diligence Review

After Magic’s Special Committee concluded that the proposed Transaction represented the most favorable alternative available to the Company and its shareholders, and following the presentation of the valuation analyses prepared by its Financial Advisors, representatives of Magic’s Special Committee, together with its Advisors, held a series of negotiation meetings with representatives of Matrix’s Special Committee. During these meetings, the parties discussed the principal terms and key economic parameters of the proposed Transaction.

The negotiations conducted by Magic’s Special Committee regarding the exchange ratio were based on the valuation ranges derived from the financial analyses prepared by its independent Financial Advisors, as well as on market developments and changes in the financial performance of both Magic and Matrix that occurred during the negotiation process. Throughout the negotiations, the Committee sought to maximize the exchange ratio for the benefit of Magic’s shareholders.

Following the conclusion of the initial negotiation phase, a non-binding Memorandum of Understanding dated 10 March 2025 was reached between the parties regarding an exchange ratio that would serve as the basis for the Transaction, subject to the completion of due diligence, the execution of a definitive merger agreement, and any adjustments that might result from updated financial or market information. Subsequently, following the completion of the due diligence process and the review of updated financial forecasts by the Committee’s Financial Advisors, Magic’s Special Committee determined that there was no need to modify the preliminary exchange ratio, as it remained consistent with the valuation analyses and continued to reflect fair and reasonable consideration for Magic’s shareholders.

During the negotiation period, Magic’s Special Committee, with the assistance of its Advisors, conducted comprehensive legal, financial, accounting, and tax due diligence reviews of Matrix. Magic’s Special Committee was updated on the principal findings of the due diligence reviews. After reviewing these findings, Magic’s Special Committee concluded that the results of the due diligence supported the completion of the Transaction in accordance with the agreed exchange ratio and the terms set forth in the Merger Agreement. The Company’s Board of Directors subsequently approved this conclusion.

Agreed Exchange Ratio – Upon completion of the negotiations with Matrix, the parties agreed that the exchange ratio forming the basis of the Transaction would be 31.125% / 68.875%. This exchange ratio was determined following arm’s-length negotiations between Magic’s Special Committee and Matrix’s Special Committee and was found to be consistent with the valuation ranges derived from the independent valuation analyses conducted by the Committee’s Financial Advisors, and fair according to the Fairness Opinion provided by PricewaterhouseCoopers Advisory Ltd.

Decisions and Recommendations of Magic’s Special Committee and the Rationale Therefor

Following a thorough and comprehensive process conducted by Magic’s Special Committee, with the assistance of its Advisors, the Special Committee concluded that the proposed Transaction represents the most favorable alternative available to the Company and its shareholders and that it is in the best interests of the Company and its shareholders to approve the Transaction and its terms. Accordingly, the Special Committee (also acting in its capacity as the Company’s Audit Committee) resolved to approve the Transaction and to recommend that the Company’s Board of Directors do the same, based on the following principal considerations:

Magic’s Special Committee determined that the proposed Transaction is the most advantageous alternative under the circumstances, offering the highest potential to enhance the Company’s strategic position and long-term value creation for all shareholders. The Committee believes that the merger with Matrix will strengthen the Company’s competitive position, expand its technological and business capabilities, and create a more diversified and resilient corporate structure.

The Special Committee noted that Matrix is a well-established and reputable company with a strong market presence and brand recognition in Israel and abroad. The combination of Magic’s technological expertise with Matrix’s scale and market reach is expected to generate meaningful strategic benefits for the combined entity.

The Committee reviewed the analyses prepared by its Financial Advisors and determined that the agreed exchange ratio is consistent with the valuation ranges derived from the independent valuation analyses of both Magic and Matrix, as well as with the Fairness Opinion provided by PricewaterhouseCoopers Advisory Ltd., which confirmed that the consideration to be received by Magic’s shareholders is fair and reasonable from a financial point of view and from the economic perspective of the Company’s shareholders.

The completion of the Transaction is expected to generate significant synergies for the combined company, including operational efficiencies, cost savings, and enhanced growth opportunities, while maintaining the distinct business strengths of each company. The Committee noted that these potential synergies were not included in the valuation analyses or in the calculation of the fair exchange ratio, and therefore represent potential additional upside for Magic’s shareholders.

The exchange ratio was determined following extensive and arm’s-length negotiations between Magic’s Special Committee and Matrix, conducted in accordance with the negotiation strategy established by the Special Committee and with the objective of maximizing value for Magic’s shareholders. The Special Committee concluded that the agreed exchange ratio is fair, reasonable, and in the best interests of the Company and its shareholders.

Based on the foregoing, the structure of the Transaction and the Merger Agreement, including the agreed exchange ratio, were deemed by Magic’s Special Committee to represent a fair and reasonable transaction that serves the best interests of the Company and all of its shareholders, particularly the non-controlling shareholders. The Committee’s assessments regarding the potential synergies expected from the Transaction constitute forward-looking information. These assessments are based on the Committee’s current evaluation and expectations, and their actual realization depends on future market conditions and potential regulatory or legal changes (including the Risk Factors described below), which are beyond the Company’s control. Accordingly, such synergies may not materialize or may differ materially from those currently anticipated.

The Merger Transaction

Subject to the terms of the Merger Agreement attached to the Proxy Statement as Annex A and the satisfaction of the conditions precedent as set out in section 7 therein, at the effective time of the Transaction, Merger Sub will be merged with and into Magic, such that all its activities, assets, and liabilities will be transferred to Magic. Merger Sub will be dissolved and voided from the Israeli Companies Registrar in accordance with sections 314-327 of the Israeli Companies Law, and Eligible Shareholders of Magic (as defined in the Merger Agreement) will receive, at Closing, in exchange for their Magic shares, the Merger Consideration. Upon completion of the merger, the Magic shares will be delisted from trading on the TASE and NASDAQ, and Magic will become a private company wholly owned by Matrix.

Formula has delivered to the parties a written undertaking by which it undertakes to vote by way of all of its shares in favor of approval of the Merger Transaction and all related resolutions at the general meetings of both Matrix and Magic the agendas of which shall include the approval of the Merger Transaction. Formula has also notified the Magic and Matrix that it shall not sell its shares in Magic or Matrix in a manner that would cause it to cease to be the sole controlling shareholder of Magic and Matrix. Formula’s undertaking shall be in force as of the execution of the Merger Agreement and until the earlier of: (a) 15 months from the date of the Merger Agreement, and (b) the completion of the Transaction.

At the effective time of the Transaction and immediately following the completion of the Transaction, each ordinary share of Magic outstanding immediately prior to the effective time of the Transaction will be converted into the right to receive Matrix ordinary shares, all subject to adjustments as may be required. As a result, immediately following the completion of the Transaction, Matrix’s securityholders would own in the aggregate 68.875% of the combined company’s share capital (on a fully-diluted basis).

Magic currently qualifies as a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, Magic is permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; Magic is exempt from SEC proxy statement requirements and certain SEC tender offer requirements; Magic is permitted to sell securities outside the United States without resale restrictions under the U.S. Securities Act of 1933, as amended (the “Securities Act”); U.S. holders of Magic restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the Securities Act and Magic’s affiliates are exempt from Section 16 of the Exchange Act.

For a more complete description of the Transaction, please see the section titled “The Merger Agreement” in this proxy statement.

What will happen to Magic if, for any reason, the Transaction does not close?

If, for any reason, the Transaction does not close, the Magic Board may elect to, among other things: (i) attempt to complete another strategic transaction similar to the Transaction described in this proxy statement, provided that such alternative exists; or (ii) continue to operate the business of Magic.

Why are the two companies proposing to merge?

Both companies believe that the Transaction, if completed, will result in a combined company that will be well-positioned to realize substantial growth in the IT and software business, boosting competitiveness in the US and potentially improving business standings and attracting international investors, while continuing to have access to the capital markets for future financing needs. For a more complete discussion of Magic’s reasons to enter into the Transaction, please see “The Transaction - Reasons for the Transaction.”

Why am I receiving these materials?

You are receiving the notice and proxy statement and proxy card because you have been identified as a shareholder of Magic as of the record date, and you are entitled to vote at the Meeting to approve the matters described in this proxy statement. This proxy statement contains important information about the proposed Transaction and the Meeting and you should read it carefully and in its entirety. The enclosed proxy card allows you to authorize a proxy to vote your Magic ordinary shares without attending the Meeting. As promptly as practicable, please complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided )or vote electronically).

What am I voting on?

The following matter is included on the agenda of the Meeting:

Resolution in connection with the approval of the Transaction and related transactions:

“To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, attached as Annex A to this proxy statement, including the issuance of Matrix ordinary shares at the effective time of the Transaction to the securityholders of Magic.”

The proposal will become effective upon consummation of the Transaction.

What is required to complete the Transaction?

To complete the Transaction, the Proposal must be approved at the Meeting, or at any permitted adjournment thereof, by the requisite holders of Magic Ordinary Shares on the record date for the Meeting. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the Transaction?

In light of the fact that the Company and Matrix are already under the control of Formula, the Transaction does not require approval from the Israel Competition Authority ( an exemption from the Israeli Competition Authority has been granted). This fact has significant advantages over possible alternative transactions. However, the Hart-Scott-Rodino Act requires companies to file a pre-merger notification report with the Federal Trade Commission (FTC) and the Department of Justice (DOJ) and the Parties will comply with that requirement, as applicable.

In the United States, Magic must comply with applicable federal and state securities laws, as well as Nasdaq rules and regulations. Prior to consummation of the Transaction, Magic will file an application with Nasdaq, as required by Nasdaq notifying of the delisting, and will file for delisting and de-registration with the SEC. In addition, in connection with the Transaction, Magic has applied for a tax ruling from the tax authorities in Israel indicating that the issuance Magic securities in connection with the Transaction will be exempt from withholding obligations (and such tax ruling is a Condition Precedent under the Merger Agreement as set out in section 7 therein).

Who will be the directors and executive officers of the combined company immediately following the completion of the Transaction?

Magic will become a wholly-owned subsidiary of Matrix, and therefore Magic’s Board and Management shall remain at the subsidiary level (subject to any (currently unknown) future changes), and Matrix’s Board and Management will supervise and manage at the parent-level of Magic.

The Board of Directors of Matix is composed of Messrs. Guy Bernstein (Chairman), Eliezer Oren (Vice chairman), Pinhas Greenfield (independent director), Tal Barnoach (external director in accordance with Israeli law) and Ms. Limor Bar On (external director in accordance with Israeli law).

Matrix Management

Chief Executive Officer - Moti Gutman

Mr. Gutman joined Matrix in 2001. During his time at Matrix, Moti has led its establishment through the merger of five companies, been responsible for the acquisition and merger of over 80 companies into the group and formulated its business strategy. Before that, Moti worked at Liraz Systems for 14 years, holding various software positions within the company, and acting as the company’s CEO from 1994-2000. He led the acquisition of Liraz by EDS. Moti served for seven years in the IDF’s Mamram unit (Center of Computing and Information Systems). He holds an MBA with a major in strategic management from the Hebrew University of Jerusalem, from which he graduated summa cum laude.

Chief Financial Officer – Nevo Brenner

Mr. Brenner joined Matrix in June 2022 as its Chief Financial Officer. Before joining Matrix, Nevo served in key financial roles with leading Israeli companies – CFO at Energix Renewable Energies LTD (2019-2022), VP Finance & Chief Accountant at the Israel Aerospace Industries LTD (2013-2019) and Chief Accountant at Bezeq – the Israel Telecommunication Corp LTD (2011-2013). Prior to that, he served as Deputy Head of Accounting at the Department of Corporation Finance, Israel Securities Authority. Nevo is a CPA (IL) and holds a MBA degree in Finance and Accounting and Bachelor’s degree in Economics & Accounting - both from the Hebrew University.

Chief Technology Officer - Ranit Zexer

Ms, Zexer joined Matrix at its inception in 2001. Before joining the company, she held various managerial and professional positions at Bashan Systems, including working as manager of the Solution Architects Group and manager of the IGT (Internet and Groupware Technologies) group. Ranit served in the IDF’s Mamram unit (Center of Computing and Information Systems). She holds a BSc degree, magna cum laude, in mathematics and computer science from Bar-Ilan University.

Head of the Legal Department and Secretary - Yifat Givol

Ms. Givol Yifat Joined Matrix in 2001 at its inception, serving as legal counsel in the Legal Department, before becoming the department’s manager in 2012. Prior to joining Matrix, Yifat served as legal counsel in the legal department of Formula Systems, and as legal counsel and company secretary for Formula Vision Technologies. Yifat holds an LLB degree and a BA degree in business administration from the IDC Herzliya.

Executive Vice President -

Mr. Mandl joined Matrix in 2002 and currently serves as the company’s Executive Vice President. He also holds several other key positions, including CEO of Matrix R&D Services, Offshore, Testing & Automation, Talpiot, Eastern Europe, DevOps, and is a board member of Babcom, Medatech, Medika, and Cambium. Matrix’s Business Systems Division and the Professional Services Division also fall under his responsibility. He served as Chief Instructor in the IDF’s Mamram unit (Center of Computing and Information Systems) and has a Bachelor’s degree in computers and political science from Bar-Ilan University.

Am I entitled to appraisal rights?

Holders of Magic’s ordinary shares are not entitled to appraisal rights in connection with the Transaction.

Have Matrix’s shareholders adopted the Merger Agreement and approved the Transaction?

A notice of Matrix’s Extraordinary General Meeting (EGM) on TASE will be sent concurrently with the mailing for this Extraordinary Meeting of Shareholders. The approval of the Merger Agreement and the Transaction by Matrix’s shareholders, by the required special majority (which is identical to the majority required of Magic as described herein), shall constitute a Condition Precedent to the effectiveness of the Merger Agreement, as set forth in Section 7 thereof. The consummation of the Merger is expressly subject to the fulfillment of this Condition Precedent, as well as the approval by Magic’s general meeting by the requisite majority.

Will the combined company be required to write down goodwill and other intangible assets relating to Magic’s legacy business, in a way which will negatively affect its financial statements?

Since both Magic and Matrix are controlled by the same shareholder (Formula), both companies submitted a pre-ruling request to the Israel Securities Authority (ISA) regarding the accounting treatment of the Transaction. The request sought approval to prepare the financial statements of the combined company (subject to the completion of the Transaction) in accordance with the AS-Polling method, as the Transaction constitutes a business combination under common control. On February 15, 2025, the Israel Securities Authority confirmed this accounting treatment (as published on its website). As a result, no amortization of goodwill is expected in connection with this Transaction.

What are the material U.S. federal income tax consequences of the Transaction to Magic’s shareholders?

Generally, for a U.S. person, the U.S. taxation of an investment in a foreign company does not fundamentally change based on whether the shares are held on a U.S. exchange or directly on a foreign exchange. Please see below “United States Federal Income Taxation”, to understand the general U.S. taxation that may be applicable.

However, holding shares directly on a foreign exchange means you may have a foreign financial account under some circumstances (if you hold the shares through a U.S.-based brokerage firm, it is possible you will not). This may under certain circumstances trigger additional reporting requirements, such as the Report of Foreign Bank and Financial Accounts (FBAR) (FinCEN Form 114) and Form 8938 under the Foreign Account Tax Compliance Act (FATCA), if your total foreign assets exceed certain thresholds.

We also do not address the impact on Magic shareholders if it were deemed to be a passive foreign investment company, or a PFIC, as defined in Section 1297 of the Code. If Magic were deemed to be a PFIC, then the U.S. federal income tax consequences for U.S. taxpayers could be materially worse. Holders of Magic Ordinary Shares are urged to work with their own legal and tax advisors to determine the tax consequences of the Transaction to them based on such holder’s own particular circumstances.

Do persons involved in the Transaction have interests that may conflict with mine as a Magic shareholder?

Yes. When considering the recommendation of the Magic Board, you should be aware that certain members of the Magic Board and executive officers of Magic have interests in the Transaction that may be different from, or in addition to, interests you may have as an Magic shareholder. The Magic Board was aware of the following interests and considered them, among other matters, in its decision to approve the Merger Agreement:

●	Continued Service with Combined Company. One or more of the current executive officers of Magic may continue to be employed by the combined company in other positions.

●	The Merger Agreement includes undertakings in connection with indemnification and liability insurance of Magic’s directors and officers subsequent to the consummation of the Transaction.

●	One or more of the Magic’s executive officers is also an executive officer of Formula (including Mr. Guy Berenstein who is the CEO of Formula and the Chairman of its Board of Directors), and therefore due to the potential for a personal interest, Mr. Berenstein did not participate in the Board meeting at which the Transaction was approved.

Why is Magic seeking shareholder approval in connection with the Transaction?

In order to be able to complete the Transaction, the Merger Agreement provides that Magic needs to perform certain actions that require shareholders’ approval under Israeli law. Specifically, such approval is required pursuant to the Israeli Companies Law, as the Transaction constitutes both a “transaction with a controlling shareholder” under Section 275 (in light of Formula’s personal interest” in the Transaction as described above) and a merger transaction under Section 314 of the Israeli Companies Law.

Will I be entitled to hold shares in Matrix (combined company) on the Tel Aviv Stock Exchange (TASE)?

Yes. Eligible Shareholders will be entitled to ordinary shares of Matrix, pursuant to the Exchange Ratio. Matrix shares are currently traded on the TASE and therefore, subject to the eligibility, as long as Matrix trades on the TASE (MTRX.TA), you will be entitled to receive these shares to be listed on the TASE.

For US Persons:

Matrix is expected to engage Magic’s current transfer agent Equiniti Trust Company, LLC (“EQ”) as “Co-Transfer Agent”. This will permit EQ to manage the US records for Matrix post-Transaction. There are many Israeli companies with U.S. holders that trade or are traded only on the TASE. Some examples include Africa Israel Residences Ltd. (TASE: AFRE), Alony Hetz Properties & Investments Ltd. (TASE: ALHE), Altshuler Shaham Finance Ltd. (TASE:ALTF), Amot Investments Ltd. (TASE:AMOT) and Aryt Industries Ltd. (TASE:ARYT).

Anytime you will wish to facilitate a trade, you will need to ensure your broker is able to support your request on the TASE. EQ will maintain the DTC capabilities allowing for trades to occur for Eligible Shareholders.

How many votes are needed to approve the proposal?

The following table summarizes the minimum vote needed to approve the proposal:

Proposal Description	Vote Required for Approval
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of Ordinary Shares at the effective time of the Transaction to the securityholders of Magic and all other transactions contemplated under the Merger agreement (including the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction).	The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

(1)	The term “controlling shareholder” means any shareholder who holds 25% or more of the voting rights in the Company if there is no other shareholder holding more than 50% of the voting rights in the Company.

(2)	Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

As a Magic shareholder, how does the Magic Board recommend that I vote?

After careful consideration, the Magic Board unanimously recommends that Magic shareholders vote “FOR” the proposal included on the agenda of the Meeting.

Send of Transmittal Notice

If you are a beneficial owner of Magic’s shares, who holds Magic’s shares directly and not through the name of your broker, bank, trustee or nominee (i.e., your shares are not held in “street name”), you are invited to provide the Company with details of the member account of the stock exchange (including any non-Israeli (foreign) stock exchange member account through which such Magic shares are held) to which you request that the Consideration Shares (as defined under the Merger Agreement) to which you are entitled upon completion of the Merger Transaction be credited, as well as any other information required by applicable law (“Transmittal Notice”). Please send your Transmittal Notice to our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com.

What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should carefully review the section of this proxy statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Transaction, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which Matrix, as an independent company, is subject.

When do you expect the Transaction to be consummated?

We anticipate that the Transaction will be consummated as promptly as practicable after the Meeting and following satisfaction or waiver of all closing conditions, but we cannot predict the exact timing. Please review the description of the closing conditions under the Merger Agreement itself (Annex A translation).

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Transaction and you should read and consider the risk factors described under Part 1, Item 3, “Key Information - Risk Factors” of Magic’s Annual Report on Form 20-F for the year ended December 31, 2024, which is on file with the SEC and incorporated herein by reference.

Risks Related to the Transaction

The issuance of Matrix’s ordinary shares to Magic shareholders in connection with the Transaction will substantially dilute the relative voting power of current Magic shareholders, and as a result the Magic shareholders will exercise substantially less influence over the management of the combined company following the completion of the Transaction.

Following the closing of the Transaction, Magic’s current shareholders will own approximately 31.125% of the combined company’s outstanding share capital, on a fully-diluted and as-converted basis, and existing Matrix shareholders will own approximately 68.875% of the combined company’s share capital on a fully-diluted and as-converted basis.

Accordingly, the issuance of Matrix ordinary shares to Magic’s shareholders in connection with the Transaction will significantly reduce the relative voting power of each ordinary share held by current Magic shareholders, and the existing Magic shareholders will hold a minority stake in the combined company. In addition, it is possible, that all members of the board of directors of the combined company (including the outside directors) are expected to be the existing directors of Matrix, and Magic will be a private subsidiary. Consequently, Magic’s shareholders will exercise substantially less influence over the management and policies of the combined company than they currently exercise over the management and policies of Magic.

Magic shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the full strategic and financial benefits anticipated from the Transaction, Magic shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Transaction.

The conditions under the Merger Agreement to Matrix’s consummation of the Transaction may not be satisfied at all or in the anticipated timeframe.

The obligation of Magic to complete the Transaction is subject to certain conditions, including the approval by shareholders, the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain materiality qualifications, compliance by the parties with their respective covenants under the Merger Agreement, no law or order preventing the Transaction and other customary closing conditions. Magic cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Transaction may not occur or will be delayed, and Magic and Matrix each may lose some or all of the intended benefits of the Transaction.

The pendency of the Transaction or failure to consummate the Transaction could have an adverse effect on Magic’s financial results, future business and operations, as well as the market price of Magic’s ordinary shares.

The pendency of the Transaction, or the failure to consummate the Transaction, could disrupt Magic’s business. Among other things, the attention of Magic’s management may be directed toward the completion of the Transaction and related matters and may be diverted from other opportunities that might otherwise be beneficial to Magic. Should they occur, any of these matters could adversely affect Magic’s financial condition, results of operations or business prospects.

The completion of the Transaction is subject to a number of closing conditions, including the approval by Magic’s shareholders, approval by the Tel Aviv Stock Exchange, and approval/notice of DOJ/FTC for antitrust issues in the US (Magic and Matrix received an exemption from the Israeli Competition Authority from the requirement to obtain merger approval, as they are both held by the same controlling shareholder). There can be no assurance that the conditions to the closing of the Transaction will be satisfied. If the Transaction is not closed, Magic will be subject to several risks, and its share price could be adversely affected, as follows:

●	most of the fees and expenses in connection with the Transaction, such as legal, accounting and other payments to advisors, must be paid even if the Transaction is not completed;

●	the Magic Board would need to reevaluate Magic’s strategic alternatives, many of which may be less favorable to shareholders;

●	Magic would not realize any of the anticipated benefits of having completed the Transaction;

●	the price of Magic’s ordinary shares may decline and be volatile;

●	Magic could be subject to litigation related to any failure to consummate the Transaction or any related action that could be brought to enforce Magic’s obligations under the Merger Agreement; and

●	Magic’s collaborators and other business partners and investors in general may view the failure to consummate the Transaction as an unfavorable reflection on its business or prospects.

In addition, if the Merger Agreement is terminated and the Board determines to seek another business combination, there can be no assurance that it will be able to find a transaction that is superior or equal in value to the Transaction.

Magic has incurred and expects to continue to incur substantial transaction-related costs in connection with the Transaction.

Magic has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger Agreement, completing the Transaction and combining the two companies, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors. Additional unanticipated costs may be incurred in the combined company’s business, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results.

Even if the Transaction is consummated, the combined company may fail to realize the anticipated benefits of the Transaction.

The success of the Transaction will depend on the combined company’s ability to achieve its business objectives. If the combined company is not able to achieve these objectives, the anticipated benefits of the Transaction may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The post-closing ownership percentage of Magic’s shareholders will not be adjusted in the event of any change in Matrix’s share price or the value of Matrix’s ordinary shares.

The post-closing ownership percentage of Magic’s shareholders provided in the Merger Agreement and described under “The Transaction - Consideration” will not be adjusted for changes in the market price or value of either Magic’s ordinary shares or Matrix’s ordinary shares. The price of Magic ordinary shares at the closing of the Transaction may vary from the price on the date the Merger Agreement was executed and the date of the Meeting. As a result, the market value of the merger consideration will also vary. For example, if before completion of the Transaction the market price of Magic’s ordinary shares increases from the market price on the date of the Merger Agreement, then Matrix’s securityholders will receive consideration in connection with the Transaction that is considerably more valuable than the consideration the parties had negotiated at the time they entered into the Merger Agreement.

Share price changes may result from a variety of factors (many of which are beyond our or Matrix’s control), including the following:

●	changes in Magic’s and Matrix’s respective businesses, operations and prospects, or market assessments;

●	market assessments regarding the likelihood that the Transaction will be completed; and

●	general market and economic conditions and other factors generally affecting the price of Magic’s ordinary shares or the value of Matrix’s ordinary shares.

The officers and directors of Magic may have interests in the Transaction that are different from yours and that may influence them to support or approve the Transaction without regard to your interests.

Some of the officers of Magic may participate in arrangements that provide them with interests in the Transaction that are different from yours. These interests, among others, may influence the officers and directors of Magic to support or approve the Transaction. For more information concerning the interests of Magic officers and directors, see also above “Do persons involved in the Transaction have interests that may conflict with mine as a Magic shareholder?”

The Transaction may be completed even though material adverse changes may result from the announcement of the Transaction, industry-wide changes and other causes.

In general, either party can refuse to complete the Transaction if there is a material adverse change affecting the other party following November 3, 2025, the date of the Merger Agreement and before the later of (a) the date of convening of the general meeting of the Magic and Matrix (the later of the two), and (b) subject to the Magic and Matrix mutual agreement regarding the occurrence of a Material Adverse Change, the date of receipt of the final regulatory approval required for completion of the transaction (other than receipt of the merger certificate from the Israeli Registrar of Companies). However, some types of changes do not permit either party to refuse to complete the Transaction, even if such changes would have a material adverse effect on Magic or Matrix (as described in the Merger Agreement).

If adverse changes occur but Magic and Matrix must still complete the Transaction, the combined company’s market price may suffer.

The market price of the combined company’s shares may decline as a result of the Transaction.

The market price of the combined company’s shares may decline as a result of the Transaction for a number of reasons, including if:

●	the combined company does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the Transaction on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and prospects from the Transaction.

During the pendency of the Transaction (from the date of execution of the Merger Agreement until the completion of the Merger Agreement or the lawful termination of the agreement), Magic will be subject to contractual limitations set forth in the Merger Agreement, including contractual limitations that restrict its ability to enter into transactions which are not in the ordinary course of business.

Covenants in the Merger Agreement impede the ability of Magic to make acquisitions or complete other transactions or perform certain actions that are not in the ordinary course of business pending completion of the Transaction. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of such party’s securities, a tender offer for such party’s securities, a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement include a mechanism that, under specific conditions stipulated in the agreement, allows Magic to enter into alternative takeover or business combination proposals with third parties, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

If the board of directors of the relevant company determines, before the general meeting is convened to approve the Transaction, because a superior purchase offer has been received that is not due to a breach of the Agreement, the board of directors of the relevant company will be entitled to publicly withdraw its decision to approve the Transaction in accordance with the Agreement, and to approve or recommend supporting the superior purchase offer. This will be possible only if the relevant company provides the other party with at least five business days’ prior notice of the board’s intention to adopt a resolution to modify the board’s resolution and terminate the merger agreement as a result of receiving a superior purchase offer, and provided that the relevant company allows a negotiation period of seven business days with the other party for the purpose of conducting negotiations between the parties to amend the terms of the merger agreement. After this period, if the board of directors of the relevant company determines that even after the updated proposal of the other party, the counter-proposal is still preferable, the relevant company shall be entitled to terminate the merger agreement subject to the payment of termination fees to the other party.

The termination fee, in the amount of NIS 35,000,000, shall be paid within seven business days from the date of the change in the board of directors’ decision, whether or not the superior purchase transaction has been completed.

Matrix’s shareholders will own a significant percentage of Magic’s Ordinary Shares following the Transaction and will be able to exert significant control over matters submitted to the shareholders for approval.

Under the terms of the Merger Agreement, on a pro-forma basis and after closing of the Transaction, Matrix’s securityholders would own in the aggregate 68.875% of the combined company’s share capital (on a fully-diluted and as-converted basis). This is further described below in the section titled “The Merger Agreement - Consideration and Exchange Ratio.” The interests of these shareholders may not always coincide with the interests of other shareholders.

Following consummation of the Transaction Magic or the combined company may become involved in securities litigation or shareholder derivative litigation in connection with the Transaction, and this could divert the attention of Magic’s and the combined company’s management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. Matrix may become involved in this type of litigation in connection with the Transaction, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Magic, Matrix and the combined company.

Additional Risks Related to Matrix’s Business

Technological developments and changes in the IT field may impact Matrix’s Business

Matrix’s success depends on its ability to maintain the technological relevance of the solutions it offers to its customers, and to develop or enter into agreements with foreign suppliers regarding new software systems and solutions that keep pace with the increasingly rapid technological advancements, the evolving IT landscape, and the frequent changes in customer needs. There is no certainty that Matrix will be able to acquire the necessary expertise in new technologies in a timely manner or to enter into agreements related to such systems and solutions, including, but not limited to, identifying leading software suppliers and developing expertise and knowledge centers at the appropriate time to successfully meet the demand for new technologies and/or the evolving requirements of its customers. Delays or failures in developing, adopting, or adapting appropriate solutions to technological changes and evolving market demands may negatively impact Matrix’s business results.

Most of the Matrix’s business activity is in Israel, and most of the Matrix’s revenues are derived from its operations in Israel

More so than Magic, most of Matrix’s activity is in Israel, and most of Matrix’s revenues are derived from its operations in Israel. Economic slowdown and uncertainty in the market, political, whether due to an economic recession or any other factor affecting economic activity in Israel, including an increase in inflation and interest rates, may lead to reduced demand, cuts in activity volumes and IT procurement budgets, and cost reductions by some of Matrix’s customers. This in addition to the struggles and challenges unique to Israel’s regional conflicts with Hamas, Iran, Hizballah or the Houthis. Issues may include project suspensions, workforce reductions, recruitment of Matrix’s employees by its customers, rate reductions, decreased demand for software and hardware products, and other cutbacks, which could adversely affect Matrix’s business results. Additionally, a worsening of the geopolitical situation and a deterioration in Israel’s global standing, should they occur, may lead Matrix’s partners (such as equipment or software manufacturers) to refrain from conducting business with Israel, including doing business with Matix.

Additionally, a recession or economic downturn may impact the ability of some of Matrix’s customers to pay their debts to Matrix and may lead to financial difficulties among customers, thereby increasing Matrix’s bad debt balance and negatively affecting its cash flow. If interest rates in the market remain high for an extended period, they may adversely affect Matrix’s operating results by increasing its financing costs. In addition, to the extent that these will subsequently lead to a recession and economic slowdown in Israel, these are liable to lead to a reduction in demand and even damage to some of Matrix’s customers and, as a result, damage to Matrix’s operating results.

The IT market in the United States

The IT market in the US is directly affected by the economic and political developments in the US economy. Any economic uncertainty or downturn in the US economy (e.g., due to expected impacts of tariff increases and/or trade wars following the new US administration’s policies on interest rates) could affect demand in the US IT market and, consequently, negatively impact Matrix’s business results in the US Additionally, a negative economic trend in the US could impair the performance of Matrix’s customers in the region, potentially harming Matrix’s business in the US, increasing its bad debt exposure from US customers, and negatively affecting its cash flow. Additionally, if the new US administration eases or even repeals certain financial regulations, this may reduce demand for traditional GRC systems, particularly in the areas of anti-money laundering and fraud prevention, potentially leading to a decline in demand for Matrix’s GRC services in the US.

Change in the dollar exchange rate

Changes in the exchange rate of the U.S. dollar and its volatility, both within and between years, impact the Matrix’s business results, particularly profitability in the Software Solutions and Services segment in the U.S.

Such changes also affect certain activities in Matrix’s Software Sales, Marketing, and Support segment (as most software product prices are denominated in US dollars) and the Cloud and Computing Infrastructure segment. Additionally, exchange rate fluctuations influence translation adjustments related to the financial statements of Matrix’s US subsidiaries.

Human capital

A shortage of workers in the technology sector particularly in new technologies that serve as Matrix’s growth drivers, creates challenges in recruiting and retaining the necessary workforce. This leads to increased costs for the Matrix in sourcing and hiring employees to meet market demands, as well as in retaining existing employees. The rising cost of living may lead to increased pressure for wage demands. Accordingly, Matrix’s may be required to bear higher salary costs and invest more in various tools and unique solutions for both recruiting new employees and retaining existing ones. All of these may lead to an erosion of Matrix’s profitability and damage to its ability to provide its services to its customers, its growth rate, and its business.

Mergers and acquisitions

An important part of Matrix’s business strategy is expansion through mergers and acquisitions. Matrix may, from time to time, compete for purchase and investment opportunities with established companies, whose financial means at their disposal exceed Matrix’s own means. This risk has increased in light of the growing trend in the scope of investments by private equity funds and those of the Big-4 accounting firms (which benefit from financial resources in large volumes) in IT companies. Furthermore, the global trend of the increase in interest rates in the economy increases the effective cost of the purchases, in light of the increase in the financing costs associated with them. In addition, there is no certainty that Matrix will be able to locate potential purchase or investment opportunities, in Israel or abroad that are suitable for its goals and at appropriate prices in its view. Also, mergers of acquired companies are complex and may fail. In all of the aforementioned cases, Matrix’s ability to expand and grow may be impaired, and it may even incur losses due to unsuccessful acquisitions.

Competition

The fierce competition in most of Matrix’s areas of activity as well as the low barriers to entry in some of the Matrix’s areas of activity, can lead to a reduction in the scope of Matrix’s commitments and/or to lower prices which may lead to an erosion of Matrix’s profits.

Cyber and information security

Matrix’s activity is based on information systems and digital information of various types, including that of employees, suppliers and customers of the Matrix (and their customers). In recent years, there has been a significant increase in the frequency and severity of cyber incidents (including cyber crime, identity thefts, and ransomware attacks), particularly against Israeli entities and companies. This trend is expected to continue in the future and may even worsen (including due to the Iron Swords War), despite all the defense mechanisms employed against it. Artificial intelligence (AI) technologies also exacerbate risks, as they enable attackers to create personalized attacks, enhance phishing techniques, forge identities using deepfake technology, and improve hacking and intrusion capabilities into organizational systems. Cyber incidents may lead to unauthorized access, unauthorized exposure, abuse, disruption, deletion or modification of the information of the Company and its customers, ransom attacks, and may disrupt current activity, harm computing services, significantly slow them down, and even disable the Company’s information systems and development projects. In the event of damage to Matrix (or to the Matrix’s customers or suppliers) as a result of such cyber attacks, Matrix may suffer negative consequences, including disruption of the activity of the Matrix and/or of customers to whom Matrix provides services, disruption of the operation of the Matrix’s information systems or their shutdown, impairment to development projects being performed by Matrix’s, theft of information of Matrix’s and/or of its customers’, information leakage, damage to customer trust in Matrix’s may lead to harm to its reputation, exposure to lawsuits and regulatory procedures,

Technological developments and changes in the IT field

Matrix’s success depends on its ability to maintain the technological relevance of the solutions it offers to its customers, and to develop or enter into agreements with foreign suppliers regarding new software systems and solutions that keep pace with the increasingly rapid technological advancements, the evolving IT landscape, and the frequent changes in customer needs. There is no certainty that Matrix will be able to acquire the necessary expertise in new technologies in a timely manner or to enter into agreements related to such systems and solutions, including, but not limited to, identifying leading software suppliers and developing expertise and knowledge centers at the appropriate time to successfully meet the demand for new technologies and/or the evolving requirements of its customers. Delays or failures in developing, adopting, or adapting appropriate solutions to technological changes and evolving market demands may negatively impact Matrix’s business results.

Technological developments in the field of artificial intelligence (AI)

Matrix operates in a dynamic technological environment characterized by rapid changes, particularly in the field of artificial intelligence (AI), which has undergone dramatic developments over the past year. While the integration of AI technologies presents opportunities to enhance Matrix’s services and products for its customers, thereby increasing demand, it also poses significant risks. There is a risk that Matrix may fail to keep pace with technological advancements, which could impair its competitive ability, lead to customer and revenue loss, and result in decreased demand for the traditional services its customers currently purchase due to the increasing use of AI tools. Additionally, the use of AI solutions presents regulatory and ethical challenges, such as requirements for transparency, privacy, and information security. Regulatory changes may require Matrix to incur additional expenses to comply with new requirements and may even restrict the use of these technologies. Uncontrolled reliance on AI systems in business and operational decision-making may expose Matrix’s to risks arising from errors in algorithmic models, data biases, or security vulnerabilities. All of these may result in financial losses, damage to Matrix’s reputation, and even legal claims against Matrix. Additionally, systemic errors that may occur during the operation or implementation of AI systems could lead to inaccurate or incorrect findings, undermine system reliability, create information security breaches, and increase exposure to cyber threats. These risks may result in operational, financial, or legal damages for Matrix’s customers and third parties relying on Matrix’s outputs.

Matrix invests resources in monitoring and overseeing AI developments and in establishing processes for managing technological and regulatory risks. However, there is no certainty that these measures will fully prevent the realization of these risks. Therefore, Matrix’s exposure to risks associated with rapid technological advancements and the use of AI may adversely affect its operating results, financial position, reputation, and competitive standing in the market.

Migration to Cloud solutions

Opportunities are opening up for Matrix to market new cloud-based software products and solutions, but, in many cases, these are substitutes for “traditional” solutions of software products, which are also marketed by Matrix. In the event that the extent of the decrease in demand for Matrix’s services, due to a transition to cloud solutions, exceeds the extent of the growth resulting from the cloud services marketed by Matrix, Matrix’s business results may be adversely affected. In addition, the gross margins of the cloud solutions supplied by Matrix to its customers are often lower than those of the “traditional” solutions provided by Matrix in the past, and which were replaced by the cloud solutions. As a result, Matrix’s profitability may be eroded.

Centrality of the banking, financial services, insurance, and high-tech customer sector

Matrix is not materially dependent on any single customer; however, it considers the banking, financial services, insurance, and high-tech sectors to be significant to its operations (in the banking/financial sector, both in Israel and the US). If Matrix’s engagement with some of its customers which are among the largest in these sectors is terminated at the same time, or if the extent of its activities with some of its customers in these sectors is significantly reduced, or if there is a slowdown in the rate of recruitment of new customers in these sectors by Matrix, or if the terms of engagement with these customers materially change for the worse, or if there is a significant deterioration in some of these sectors that lead to a reduction in its IT demands, the results of Matrix’s activities are liable to be adversely affected as a consequence.

A significant part of Matrix’s activity is conducted on the basis of government tenders.

Delays in the approval of the state budget or budget reallocations and/or cuts, including due to increased defense expenditures and/or political instability and/or reductions in future state budgets, may lead to a decrease in government IT budgets as well as in other areas of Matrix’s activities with the government. The resulting reduction in the scope of government tenders and/or the failure to renew Matrix’s engagements in a number of government tenders and/or Matrix’s failure to win a number of substantial tenders, may impair Matrix’s revenues or create a need to submit offers with lower profit margins and result in impairment to Matrix’s business results.

Contractual engagements with customers on a fixed price basis

An increasing part of Matrix’s income is derived from contracts on a fixed-price basis. The pricing for these engagements is based on an estimate of future costs. In cases where Matrix does not accurately estimate the resources required to carry out projects at a fixed price, and/or does not correctly estimate the costs of employee wages during those projects (including expected salary increases during the project) and/or its ability to complete its obligations on time established for this, may adversely affect Matrix’s business results. This risk will increase in direct proportion to the increase in the scope of fixed-price projects carried out by Matrix, in light of Matrix’s tendency to expand its project activities. A similar risk, albeit to a lesser extent, also exists in respect of the expansion of the activities of the services managed by Matrix.

Contractual engagements with clients for the provision of professional services

In recent years, there has been a growing trend of customers replacing professional services (PS) in the IT field, based on time and materials (T&M) pricing, for engagements based on managed services (outsourcing), which are based on defined product specifications (SOW) and fields. If Matrix does not manage to adjust to this trend in the professional services market, while reducing the impairment to commitments for professional services on the one hand, and increasing contracts with its customers based on managed services on the other hand, the Matrix’ business results may be adversely affected.

Dependence on suppliers and software manufacturers

Matrix has no material dependence on any supplier. However, if Matrix’s engagement with a number of its major suppliers is terminated at the same time and/or if the terms of the commitment with these suppliers are substantially altered, and/or if those suppliers or software manufacturers expand their direct activity in the local market, including directly providing competing services for the services that Matrix provides to its customers in connection with their products, and/or they appoint additional distributors, and/or the status of those suppliers is harmed, and/or if they are purchased by a competitor, and/or if their activity is discontinued for any reason, the results of Matrix’s activity may be adversely affected as a consequence. In addition, some of Matrix’s professional services to its customers, both in Israel and in the US, are based on software products of leading software manufacturers and on Matrix’s business relationships with those software manufacturers. The termination of Matrix’s contract with those software manufacturers and/or a significant deterioration in the contract terms of Matrix against them may lead to direct impairment in the scope of Matrix’s professional services, based on the software products of those companies, and adversely affect Matrix’s business results.

Supply chain delays and chip shortages

In recent years, disruptions in global supply chains have intensified. After a period of relative stabilization, these disruptions have worsened due to Houthi threats and attacks on ships in the Red Sea, leading to delays in delivery schedules alongside a sharp increase in transportation costs, particularly in maritime shipping. As a result, there has also been a shortage of electronic chips (semiconductors). The combination of the two trends noted above mainly affects the activity of Matrix’s cloud and computing infrastructures sector and may lead to delays in the supplies of the equipment ordered by customers of Matrix in this sector, as well as an increase in the prices of equipment. If these trends of supply delays and rising maritime transportation costs persist, they may hinder Matrix’s ability to meet customer demand, cause delivery delays, and/or increase procurement costs. Consequently, this could negatively impact the business results of Matrix’s cloud and computing infrastructure segment.

Entry into new areas of activity Matrix’ business growth strategy is based, among other things, on entry into new technological areas and new areas of activity, as well as on expansion into tangential areas of activity, which have significant business potential for continued growth over time. Matrix does not have many years of cumulative experience, and as a result, Matrix may incur losses due to difficulties entering such new areas, which will lead to impairment to Matrix’s business results.

Legal and insurance risks.

Due to the complex nature of some of the Matrix’s engagements, particularly in projects involving the development of systems and software solutions and the management of complex infrastructure projects, Matrix is exposed to legal proceedings initiated by its customers and/or suppliers. Matrix is taking steps to mitigate such risks, both through the terms of the contract and the limitation of its liability in agreements with its customers, through the purchase of general liability and professional liability insurance, and through strict management of the projects it carries out and the services it provides. If legal claims are brought against Matrix and it is found liable legal proceedings brought against it as a result in an amount that exceeds the amount of its insurance coverage, or in the event that changes are introduced in to its insurance policies, Matrix’s business results are liable to be adversely affected. Additionally, involvement in such legal proceedings may entail significant legal expenses for Matrix, which could negatively impact its business results. In addition, the software manufacturers with which Matrix has contracted have limited their liability in the commitment agreements with them for damages caused to the end-user of these products. In the event that Matrix is found liable for damages caused as a result of products marketed by it or as a result of projects and services performed by it, Matrix’s business results may be adversely affected. Furthermore, professional insurance costs have been on a sharp upward trend for several years. Since Matrix seeks to maintain adequate insurance coverage for its activities, its expenses are expected to increase and adversely affect Matrix’s business results.

Risks Related to the Combined Company

Maintaining and improving the combined company’s financial controls and the requirements of being a public company in Israel may strain the combined company’s resources, divert management’s attention.

As a public company, the combined company will be subject to the reporting requirements of the Tel Aviv Stock Exchange and those are substantially different than Nasdaq rules. While Matrix already complies with these rules, Magic’s shareholders are not accustomed to them, since as a dual-listed company, Magic was able to mostly rely on US securities rules. If the Transaction is consummated, the combined company will remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, the combined company will need to comply with Israeli disclosure requirements (including in relation to Magic’s operations), and these different reporting requirements may increase the combined company’s legal and financial compliance costs and require significant additional management time.

You may encounter difficulty and costs related to lack of liquidity and flexibility of having your shares traded on TASE.

For U.S. persons, the TASE is a foreign exchange and listing your shares and maintaining and executing trades may prove difficult, rather than on the familiar U.S.-based Nasdaq. Anytime you will wish to facilitate a trade, you will need to ensure your broker is able to support your request on the TASE.

Also, in general, and not specifically related to Magic or Matrix, the Nasdaq market has significantly higher overall liquidity compared to the TASE, driven by its much larger market capitalization, higher daily trading volumes, and status as a major global financial hub. In contrast, the TASE is a smaller, regional exchange. However, considering that the combined market capitalization of the combined company is expected to be much higher than Magic’s current market cap, it is possible that it will actually significantly improve liquidity of your holdings.

Sales of a substantial number of shares of the combined company in the public market by its existing shareholders could cause its share price to decline.

Sales of a substantial number of shares of the combined company in the public market, or the perception that these sales might occur, could depress the market price of its securities and could impair its ability to raise capital through the sale of additional equity securities. Magic is not able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the Transaction, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, Magic’s, Matrix’s and the combined company’s plans, objectives and expectations for future operations, including its projected results of operations and statements contained in “Questions and Answers About the Transaction” and “The Transaction” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to Magic, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements, including those described under “Risk Factors” and in Magic’s filings with the SEC that are incorporated herein by reference. We cannot guarantee any future results, including with respect to the Transaction. Readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this proxy statement or elsewhere, except as required by law.

THE TRANSACTION

This section and the section entitled “The Merger Agreement” in this proxy statement describe the material aspects of the Transaction, including the Merger Agreement. Although Magic believes that this description covers the material terms of the Transaction and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement for a more complete understanding of the Transaction and the Merger Agreement, including the translated Merger Agreement attached as Annex A, and the other documents to which you are referred herein.

Historical Background of Magic

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. Together with our subsidiaries we are a global provider of: (i) software services and information technologies outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, as well as (iv) cloud-based services for end-to-end digital transformation.

Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment.

As part of our software services and IT outsourcing services, we offer to hundreds of customers mainly in Israel and in North America an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud, cyber, digital, data and DevOps, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case with the goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for:

●	enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow healthcare service providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front and back-office professionals and consumers;

●	enterprise management system for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”);

●	enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”);

●	comprehensive system for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions;

●	comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and

●	comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”). Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in rehabilitation and treatment. Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment, medical files and management of large organization.

Based on our technological capabilities and our specialists, our software solutions and software services enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,800 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Historical Background of Matrix

Matrix IT Ltd., together with its subsidiaries, is a company operating in the fields of Information Technology (IT) Solutions and Services, Consulting, and Management in Israel and overseas. Matrix employs approximately 12,000 software, hardware, engineering, integration, and training personnel, who provide services in advanced fields of Information Technology and Management to hundreds of customers in the Israeli market, as well as customers in the US market, while specializing in the areas of banking and finance, government and the public sector, security, transportation, high-tech and startups, health, industry, retail and trade, education and academia. Matrix is also engaged in the sale and marketing of software and hardware products from a wide range of manufacturers from Israel and around the world, as well as in the provision of consulting services, project management and multidisciplinary engineering consulting.

The solutions, services, and products provided by Matrix are designed to enhance its customers’ competitiveness in the markets in which they operate by addressing their unique needs in the fields of IT, operational optimization and in the field of management and engineering.

Matrix was incorporated in Israel in September 1989 and is a publicly traded company whose shares were listed for trade on the Tel Aviv Stock Exchange.

Matrix is engaged in four (4) areas of activity: (1) Information Technology Solutions and Services, Consulting, and Management in Israel; (2) Information Technology Solutions and Services in the United States; (3) Sales, Marketing, and Support of Software Products; and (4) Cloud and Computing Infrastructures-which provide solutions, services, and products mainly to the following customer sectors: banking and finance, high-tech and startups, government and the public sector, defense, transportation, health, industry, retail and trade, education and academia. Separate divisions operate in each one of these sectors, specializing in providing specific solutions to the particular sector in which they operate, as well as managing and carrying out projects for the departments across Matrix. The specialization in the various sectors is reflected in the applicative, professional, and marketing facets of that sector.

Below is a summary description of the four areas of activities:

Information Technology Solutions and Services, Consulting, and Management in Israel

This activity includes a wide range of technological and other solutions and services in the areas of enterprise core systems, Data and AI, cybersecurity, digital solutions, and more. Among these solutions, Matrix engages in the development of large-scale technological systems and the provision of related services, the execution of IT and software integration projects, and the development of operational solutions and systems - C4ISR for security organizations in Israel and worldwide, outsourcing services, professional services by experts and consultants, offshore/nearshore services, BPO and Call Center services, software project management, software development, software testing and QA, enhancement and upgrading of existing technological systems, as well as training and implementation services. In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

IT Solutions and Services in the United States

This activity is carried out through two branches, Matrix US Holding and Xtivia, each of which owns several subsidiaries in the United States. The activity includes providing solutions and expert services in the fields of Government, Risk & Compliance (GRC), fraud prevention, cyber risk mitigation, and anti-money laundering, as well as specialized advisory services in these areas. Additionally, it includes specialized IT services for the healthcare sector. This area of activity also includes the provision of specialized technological solutions and services in the fields of portals, BI, CRM, DBA and EIM, dedicated solutions for the US government contracting market, software product distribution and marketing services, and professional services and offshore solutions, including through employees in Matrix operational centers in India. The operations also include professional services and projects carried out by experts from across Matrix, serving as a gateway to the business model of exporting Matrix’s services and products to the U.S. market.

Sales, Marketing and Support of Software Products;

This activity primarily includes the sale and distribution of software products (mainly from foreign software manufacturers) across various fields, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. It also includes providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

Cloud and Computing Infrastructures

Matrix’s activity in this area primarily includes providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages - consulting, architecture, development, deployment, environment management, and support - as well as advanced FinOps services (through the Matrix’s specialized business unit, CloudZone). It also includes computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business customers, along with related professional services. Additionally, Matrix offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, Matrix is engaged in the import, sales, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

Background of the Transaction

Magic’s Special Committee engaged in extensive discussions relating to Matrix, its business, its financial condition and the terms of the proposed Transaction and the Audit Committee and Board each unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interest of, the Company and its shareholders and particularly the public shareholders, and, accordingly, the Board approved the Merger Agreement and the Transaction.

Independent committees were formed at both companies. The deal structure, negotiated with the help of Jefferies LLC (for Matrix’s committee) and ValueBase Mergers and Acquisitions Ltd. (for Magic’s committee), resulted in a merger ratio of 68.875% to 31.125%, meaning Magic shareholders will own more than 31% of the combined company following the completion of the Transaction.

The merged entity may roughly have a valuation, or a combined market cap, of NIS 10.9 billion (based on the combined market capitalization of the two companies immediately prior to the date hereof), potentially listing among the 35 largest companies on the Tel Aviv Stock Exchange (TASE) and qualifying it for inclusion in the Tel Aviv-35 Index.

Reasons for the Transaction

The Board considered the following factors in reaching its conclusion to approve the Merger Agreement and to recommend that the Magic shareholders approve the items included on the agenda of the Meeting in connection with the Transaction, all of which the Board viewed as supporting its decision to approve the business combination with Matrix:

(a)	After a thorough analysis and in-depth discussions by the Special Committee with the accompaniment of its Advisors, in which the Special Committee analyzed the various alternatives available to the Company in connection with the Merger Transaction. This included examining the business, financial, and strategic pros and cons of each option, considering current trends in the Israeli and global technology and IT sectors, and taking into account the Company’s present and future needs, especially the need for additional funding to support its business plans and projects. Based on these considerations, and with the goal of maximizing value for all shareholders—particularly public shareholders—the Board of Directors approved the Special Committee’s recommendation that proceeding with the proposed merger with Matrix is the best available alternative. This merger is expected to provide the greatest economic benefit to all shareholders, especially by enabling public shareholders to sell all their shares at a uniform price per share that represents a fair and significantly higher value than the Company’s recent share prices on the Tel Aviv Stock Exchange and Nasdaq, as compared to the value proposed by Matrix in both the initial and non-binding merger proposals.

(b)	The Special Committee examined other alternatives to the Transaction, including the possibility of an capital raise by Magic, the sale of Magic’s activity to an unrelated third party, or conducting another public offering, but found that the Merger Transaction with Matrix is the optimal option given the market conditions, the Company’s capital structure, and the high synergistic potential.

(c)	The Board of Directors adopted the position of the Special Committee, which, as part of its analysis of the alternatives, also considered the financial strength of Matrix and its status as one of the largest and leading technology and IT services companies in Israel, and that in light of this, the merger transaction is the alternative with the highest probability of bringing the Company to an improvement in its business and financial position, which may position it as a market leader in the technology and IT market sector in Israel, alongside an expected improvement in its ability to expand its business activity and grow its revenues, and that for this reason as well, the chosen alternative is the alternative with the greatest economic benefit for the Company and for all of its public shareholders. .

(d)	The terms of the Transaction and the Merger consideration were determined following intensive, prolonged, and in-depth negotiations with Matrix, which were conducted by the Special Committee, during which the Committee succeeded in bringing about a significant improvement in the terms of the transaction and in the merger ratio as proposed by Matrix during the negotiations, in a manner that reflects and expresses the Special Committee’s pursuit of maximizing the consideration for the public shareholders and achieving the best possible price under the circumstances.

(e)	The merger consideration is consistent with the fair value range of the Company and the merger ratio range, as included in the independent valuation performed by the Special Committee’s Financial Advisors and in the Fairness Opinion, and accordingly reflects a fair and proper value for the Company, taking into account its activity, characteristics, and size.

(f)	The Merger Consideration and the terms of the Merger Transaction were formulated in accordance with a clear and considered methodology, which included the formulation and preparation of an orderly strategy for conducting negotiations, all with the accompaniment and advice of the Special Committee’s Advisors, as well as a deep and thorough examination of the Matrix’ activity, its assets, and the business potential inherent in them, while exercising independent and professional judgment in an independent manner.

(g)	Based on the foregoing, the members of the Board of Directors adopted the resolution of the Special Committee and found that the merger consideration, in the form of tradable shares of Matrix, which will be issued to the Company’s shareholders as part of the Merger Transaction, subject to its completion, is a proper, reasonable, and fair consideration, which maximizes, under the circumstances, the consideration for the public shareholders and reflects a proper value for the Company.

Therefore, after a thorough examination of all the circumstances, the Board of Directors reached a unanimous conclusion, further to the resolution of the Special Committee, that the merger transaction is proper and appropriate and for the good of the Company, and that the merger consideration proposed to the Company’s shareholders, and in particular to the public shareholders, is adequate, proper, and fair under the circumstances, and reflects a fair and proper value for the Company

The Board also took into account the following business advantages related to the Merger:

●	Expand Matrix’s presence in the U.S., leveraging Magic’s foothold in the American market.

●	Attract more foreign investors, creating momentum for a possible future Nasdaq listing.

●	Strengthen financial performance, as Magic has higher profit margins than Matrix.

●	The merger would make the combined company the 10th largest IT company listed in the U.S. and the 4th largest IT company in Europe.

●	Combining the capabilities and advantages of each company in terms of technology and sharing the know-how and professional and technological capabilities of the groups, includes the potential to strengthen the Company’s position and market share in new technologies, particularly in cloud, AI, cyber, digital and data solutions, which are expected to grow in the coming years, and which may contribute to increasing the Company’s competitiveness in these areas.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Transaction, including:

●	The dilution to the shareholders of Magic in connection with the consummation of the Transaction;

●	Potential adverse tax implications on Magic and its shareholders (assuming no goodwill amortization is anticipated);

●	The substantial expenses that were and will continue to be incurred in connection with the Transaction;

●	The possibility of any suit, action or proceeding with respect to the Transaction;

●	The risk that the Transaction might not be consummated in a timely manner or at all, including the risk that the Company’s shareholders will not vote to approve the Transaction;

●	Matrix’s business and current and future risks to its activities and to the industry in which it operates; and

●	Various other risks associated with the combined company and the Transaction, including those described in “Risk Factors” above.

The Magic Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Magic management team and the legal, financial and other Advisors of Magic, and considered the factors overall to be favorable to, and in support of, its unanimous determination.

Fairness Opinion

The Special Committee engaged PwC Israel on March 16, 2025 to provide a fairness opinion from a financial point of view regarding the Exchange Ratio in the planned merger of Magic and Matrix. In reaching its conclusion, PwC Israel:

(a)	Reviewed the draft of the Merger Agreement;

(b)	Reviewed and analyzed Magic’s annual report on Form 20-F for the five fiscal years ended December 31, 2024, and reports of Foreign Private Issuer on Form 6-K and press releases of Magic for the six months ended June 30, 2025;

(c)	Reviewed Matrix’s audited reports for the five fiscal years ended December 31, 2024, and unaudited reports for the six months ended June 30, 2025 and other company disclosures of Matrix;

(d)	Reviewed and analyzed financial forecasts, projections and estimates of the both companies prepared by management;

(e)	Reviewed the historical market prices and trading volume of Magic ordinary shares on both the TASE and The NASDAQ Global Select Market and the historical market prices and trading volume of Matrix ordinary shares on the TASE;

(f)	Held discussions with both management personnel with respect to the business, financial condition, operating results and future prospects of the companies;

(g)	Reviewed and analyzed certain publicly available financial data for other companies that we deemed relevant;

(h)	Reviewed and analyzed certain publicly available financial information for transactions that they deemed relevant in evaluating the Exchange Ratio;

(i)	Analyzed the estimated present value of the future cash flows of Magic and Matrix using the income approach (DCF) taking into consideration financial forecasts, projections and estimates prepared by management of each of the companies;

(j)	Estimated the ratio between the companies’ market values and their fair value assessments, based on the estimated present value of the future cash flows of Magic and Matrix;

(k)	Reviewed and analyzed other public information concerning Magic and Matrix they deemed relevant;

(l)	Performed such other analyses, reviewed such other information and considered such other factors as they deemed appropriate; and

(m)	Has reached the conclusion that the exchange ratio is fair from a financial point of view.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this proxy statement and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by PwC Israel in preparing its opinion. PwC Israel’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Magic Special Committee and Board (in their capacity as such) in connection with its consideration of the financial terms of the Transaction. The opinion addressed the fairness, from a financial point of view, to Magic of the Exchange Ratio in the proposed Transaction pursuant to the Merger Agreement. It did not address the underlying business decision of the Magic Board to engage in the Transaction or enter into the Merger Agreement. It does not constitute a recommendation to the Magic Board in connection with the Transaction or a recommendation to any holder of Magic securities as to how to vote or act in connection with the Transaction or any other matter.

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions or financial services entities;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	retirement plans;

●	S corporations:

●	pension funds;

●	certain former citizens or long-term residents of the United States;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust resident in the United States, to the extent such trust’s income is subject to US tax as the income of a resident.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, you should expect that the entire amount of any distribution will be taxable to you as dividend income. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder, who does not have a tax home outside of the United States, is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Company Considerations

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i. Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more of our ordinary shares by vote or value may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences. You should consult your tax advisor concerning the tax consequences of your particular situation.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement and of the rights attached to the Matrix ordinary shares to be issued in connection with the Transaction. A copy of a translation of the Merger Agreement (the Hebrew version is the controlling version) is attached as Annex A to this proxy statement and is incorporated by reference. The translation of the Merger Agreement has been attached to this proxy statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Magic, Merger Sub or Matrix. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and its ancillary documents. You should refer to the full translation of the Merger Agreement and the ancillary documents (or to the original Hebrew posted on the Tel Aviv Stock Exchange https://maya.tase.co.il/) for details of the Transaction, and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Magic and Merger Sub, on the one hand, and Matrix, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Magic and Matrix do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Magic, Merger Sub or Matrix, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Magic and Merger Sub on the one hand, and Matrix on the other hand, and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Magic, with Magic surviving as a wholly-owned subsidiary of Matrix.

Completion and Effectiveness of the Transaction

The Transaction will be completed as promptly as practicable after all of the conditions to completion of the Transaction are satisfied or waived, including the approval of the shareholders of Magic. Magic and Matrix are working to complete the Transaction as quickly as practicable. The Transaction is anticipated to close during the first quarter of 2026. However, Magic and Matrix cannot predict the exact timing of the completion of the Transaction because it is subject to various conditions.

Consideration and Exchange Ratio

Consideration

At the effective time of the Transaction, or the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

●	each ordinary share of Magic outstanding immediately prior to the Effective Time will be converted into the right to receive a number of Matrix ordinary shares calculated pursuant to the Exchange Ratio described below.

No fractional Matrix ordinary shares will be issued in connection with the Transaction. Each holder of Magic’s ordinary shares who would otherwise be entitled to receive a fraction of a Matrix ordinary share, would not receive such fraction, and will instead receive such amount rounded to the nearest whole number of Matrix ordinary shares.

The Merger Agreement does not provide for an adjustment to the total number of Matrix ordinary shares Magic shareholders will be entitled to receive for changes in the market prices prior to the Effective Time. Accordingly, the market value of the Matrix ordinary shares issued in connection with the Transaction will depend on the market value of the Matrix ordinary shares at the time the Transaction closes, and could vary significantly from the market value of the Matrix ordinary shares on the date the Merger Agreement was executed or on the date of this proxy statement.

Exchange Ratio

Under the Exchange Ratio described in the Merger Agreement, immediately following the Transaction, Magic’s securityholders are expected to own 31.125% of the combined company’s share capital (on a fully-diluted basis, assuming the exercise of all existing options in Matrix’s share capital on a net-exercise basis). This 31.125% / 68.875%. exchange ratio was determined following arm’s-length negotiations between Magic’s Special Committee and Matrix’s Special Committee and was found to be consistent with the valuation ranges derived from the independent valuation analyses conducted by the Committee’s Financial Advisors, and fair according to the Fairness Opinion provided by PwC Israel.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Magic, Merger Sub and Matrix relating to their respective businesses, as well as other facts pertinent to the Transaction. These representations and warranties are subject to materiality, knowledge and other similar qualifications and expire at the effective time of the Transaction. The representations and warranties of each of Magic, Merger Sub and Matrix have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Transaction and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

The Merger Agreement further provides that the Matrix may, at its discretion, enter into a representations and warranties insurance policy with an insurer of its choice (the “Insurer” and the “R&W Insurance Policy,” respectively). Magic and/or its affiliates and its shareholders shall have no responsibility, obligation or liability in connection with the R&W Insurance Policy (except that Magic’s management will cooperate with the Insurer and provide information as reasonably required during the underwriting and due diligence process). Only Matrix shall bear, after the closing date, the costs associated with obtaining the R&W Insurance Policy. For the avoidance of doubt, there is no certainty that the Matrix will enter into the R&W Insurance Policy, nor as to its scope or terms, and any such decision shall be at the sole discretion of Matrix.

Covenants; Conduct of Business Pending the Transaction

The Merger Agreement provides that during the period from the date of signing the Merger Agreement until Closing or the date of lawful termination of the Agreement by either party to it in accordance with the provisions of the Agreement (whichever comes first) (the “Interim Period”), subject to any law, the companies will be conducted in the ordinary course of business, so that no changes will occur therein that are not in the ordinary course of business, and no actions or commitments will be taken that could materially adversely affect the assets, businesses, financial condition of any of the parties and the companies under its control or the ability of the parties to complete the transaction under the Agreement.

Without derogating from the generality of the provisions above, the parties have undertaken not to carry out the following actions: issuance of securities; changes in the articles of association; material investments; taking on or raising substantial debt; a material change in the terms of debentures or material financing agreements; material engagements with the controlling shareholder or in which the controlling shareholder has a personal interest; material engagements with a shareholder or in which the shareholder has a personal interest; material engagements with an officer or in which the officer has a personal interest; engagements in connection with a merger, reorganization, dissolution, liquidation, restructuring, or filing for dissolution or for the appointment of a temporary liquidator, receiver, receiver, special administrator or for a creditors’ arrangement or a stay of proceedings or any similar proceeding; taking an action that is reasonably expected to impair or materially impede the closing of the transaction or cause the representations made by that party to be incorrect in all material respects; making changes in accounting policies or rules or in reporting principles or in taxation policies and methods; making a material change in existing areas of operation; material acquisition, sale, transfer or encumbrance of any business, corporation or entity; Disposition of material assets; material grant or material change of remuneration or other benefit; all subject to the conditions and exceptions set forth in the Agreement.

According to the provisions of the Merger Agreement, during the Interim Period, the Company and Matrix shall be entitled to make distributions (as the term “distribution” is defined in the Companies Law) solely in accordance with their dividend distribution policy as it is at the date of signing the Agreement (and for the avoidance of doubt, they shall not distribute more than 75% of their net profit attributable to shareholders). For the avoidance of doubt, such distribution shall not affect or change the exchange ratio or the merger consideration. During the Interim Period, subsidiaries of the Company and Matrix that are not wholly owned shall be entitled to declare a dividend distribution and make distributions (as this term is defined in the Companies Law) solely in an amount that does not exceed the amount permitted for distribution under their existing dividend distribution policy or According to their articles of association or according to their contractual obligations (hereinafter collectively referred to in this section: “obligation to distribute a dividend”) which are in force as of the date of signing the merger agreement, and with respect to said subsidiaries that do not have an obligation to distribute a dividend - at a rate that will not exceed the dividend rate distributed by them in accordance with past practice.

Following the discovery of a material weakness in the Company’s internal control over financial reporting, as reported in our annual report (the “Material Weakness”), and following specific analysis by the Special Committee of Matrix, and our efforts to correct the Material Weakness as aforesaid and to continuously improve our internal controls over financial reporting, including the appointment of consultants and the formulation of a plan for this purpose, we further undertake to ensure that the internal controls are designed and operate efficiently so as to detect or prevent material errors in our financial statements. Without derogating from the generality of the foregoing, Magic undertakes to act for the implementation of the internal controls and to perform an initial test of the effectiveness of both manual and automated controls as early as possible after the signing the Merger Agreement, and, to the extent possible, no later than January 15, 2026.

Matrix has undertaken that no later than five business days before their shareholders meeting (or such other period as may be coordinated with the Israel Securities and Exchange Authority), it will publish a shelf offering report pursuant to its shelf prospectus dated July 17, 2025, for the purpose of issuing the Matrix ordinary shares as consideration to Magic eligible shareholders.

The parties agreed that immediately after the signing of the Merger Agreement and no later than 14 days after the date of its signing, each of the Company and Matrix will publish a notice of a special general meeting of its shareholders to approve the merger transaction in accordance with the provisions of the Israeli Companies Law (including pursuant to the provisions of Sections 270(4) and 275 of the Companies Law), and that Matrix will publish on EDGAR a U.S. equivalent of the Israeli public offering document of the shares in accordance with US securities laws (i.e., on Form CB using an exemption from a registration statement). It was also agreed that within three (3) days from the date of the notice of Magic’s general meeting to approve the merger, each of the merging companies will submit to the Israeli Registrar of Companies a merger proposal as required under Section 317 of the Companies Law and the Merger Regulations.

The parties have undertaken to act and cooperate with each other to comply with all legal provisions in connection with the merger transaction and to complete the transaction, and to make reasonable commercial efforts to obtain any consent, approval or permit required to complete the transaction.

Indemnification and Insurance for Officers and Directors

Under the Merger Agreement, from the closing of the Transaction through the seventh anniversary of the date on which the effective time of the Transaction occurs, Magic and the surviving corporation in the Transaction agree to, jointly and severally, indemnify and hold harmless to the fullest extent allowed applicable law, each present and former director or officer of Magic against all claims, losses, liabilities, damages judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of such individual’s position as a director or officer of Magic, whether asserted or claimed prior to, at or after the effective time of the Transaction.

Under the Merger Agreement, the provisions of the Articles of Association of Magic with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Magic that are presently set forth therein shall not be amended, modified or repealed for a period of seven years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Magic. The Articles of Association of Matrix shall contain, and Matrix shall cause the Articles of Association Matrix to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Magic’s Articles of Association.

The Merger Agreement also provides that Magic will purchase a run-off insurance policy for Magic’s officers and directors that will remain in effect for seven years from the closing, providing coverage not in excess of Magic’s current directors’ and officers’ liability insurance policy. The Merger Agreement further provides that Magic will be responsible for payment of all deductibles and other expenses in connection with the run-off insurance policy following the effective time of the Transaction.

It is therefore proposed, as part of the Transaction, to expand our existing directors and officers insurance policy by purchasing a discovery policy for a period of seven years from the date of the consummation of the Transaction. The terms of the “run-off” insurance policy apply equally to all of the Company’s directors and officers that served in their position prior to the consummation of the Transaction, and shall be in accordance with Magic’s compensation policy.

Additional Agreements

Each of Magic, Merger Sub and Matrix has agreed to, among other things:

●	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Transaction and any other transaction contemplated by the Merger Agreement;

●	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the surviving corporation to continue to meet its obligations under the Merger Agreement following the closing;

●	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Transaction and any other transaction contemplated by the Merger Agreement;

●	use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transaction and any other transaction contemplated by the Merger Agreement;

●	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation the Transaction and any other transaction contemplated by the Merger Agreement; and

●	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that Matrix will pay all TASE fees associated with the listing and any payments charged by consultants reasonably agreed upon by Matrix and Magic assisting with the listing process.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of Magic, Merger Sub and Matrix with the approval of the respective boards of directors of Magic, Merger Sub and Matrix at any time, except that after the Merger Agreement has been adopted by the shareholders of Magic, no amendment which by law requires further approval by the shareholders of Magic will be made without such further approval.

Governing Law and Jurisdiction

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to the arbitration clause set forth in the Merger Agreement (as described below), in any action between any of the parties arising out of or relating to the Merger Agreement, each of Magic and Matrix consents and submits to the exclusive jurisdiction of the competent courts of Tel-Aviv, Israel.

In accordance with the arbitration clause, in the event of a dispute between the parties to the Merger Agreement, such dispute shall be brought before a sole arbitrator to be agreed upon by the parties, and in the absence of such agreement within 14 days from the date on which one party gives written notice to the other of its desire to appoint an arbitrator, an arbitrator with no personal interest in any of the parties shall be appointed by the Chairperson of the Israeli Institute of Commercial Arbitration.

THE PROPOSAL

Approval of the consummation of the Transaction and the other transactions contemplated by the Merger Agreement

(Proposal 1 on the Proxy Card)

General

Approval of Consummation of the Transaction and Issuance of Securities

At the Meeting, Magic shareholders will be asked to approve the consummation of the Transaction and other transactions contemplated by the Merger Agreement.

Under the exchange ratio formulas in the Merger Agreement, immediately following the closing of the Transaction, Matrix’s securityholders would own in the aggregate 68.875% of the combined company’s share capital (on a fully-diluted basis), and Magic’s securityholders would own in the aggregate the remaining 31.125 % of the combined company’s outstanding share capital (on a fully-diluted basis).

The Transaction has been unanimously approved by the boards of directors of both Magic and Matrix and is expected to be completed upon the satisfaction of the conditions precedent under the Merger Agreement, including the approval of Magic’s and Matrix’s shareholders as well as other customary conditions.

The terms of, reasons for and other aspects of the Transaction, the Merger Agreement, and other transactions contemplated by the Merger Agreement the issuance of Magic Ordinary Shares in the Transaction are described in detail in the other sections of this proxy statement.

Required Vote and Special Majority

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolution in connection with the approval of the Merger. In addition, pursuant to the Companies Law, the approval is generally required to comply with at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company. For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction - How many votes are needed to approve the proposal?”

Under the Israeli Companies Law, any shareholder participating in the vote must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on the Proposal.

In keeping with the relief provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, you will be deemed to be confirming to our company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the proposal, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal(s).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the proposal, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, with respect to the proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the proposal.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of Matrix Ordinary Shares, at the effective time of the Transaction to the securityholders of Magic.”

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Asaf Berenstin
Chief Financial Officer

Dated: November 3, 2025

ANNEX A

AGREEMENT AND PLAN OF MERGER (TRANSLATION) – SEE EXHIBIT 99.1 ON THE EDGAR SUBMISSION ON FORM 6-K DATED NOVEMBER 3, 2025

ANNEX B

Fairness Opinion

PricewaterhouseCoopers Advisory Ltd. 146 Derech Menachem Begin Tel Aviv-Yafo 6492103 Israel Telephone +972-3-7954588 Facsimile +972-3-7954682

Tel Aviv, November 3, 2025

To: The Independent Committee of the Board of Directors of Magic Software Enterprises Ltd. and the members of the Board of Directors

Re: Fairness Opinion from a Financial Point of View

The Independent Committee of the Board of Directors of Magic Software Enterprises Ltd. (“Magic” or the “Company”) has engaged PricewaterhouseCoopers Advisory Ltd. (“PwC Israel” or “Us”) on March 16, 2025 (“Engagement Date”), to provide a fairness opinion from a financial point of view regarding the exchange ratio in the planned merger of Magic and Matrix IT Ltd (“Matrix”; together with Magic, the “Companies” and the “Transaction”, respectively). Upon the consummation of the Transaction, Magic will become a wholly owned subsidiary of Matrix, and each outstanding share of Magic will be converted into a number of shares of Matrix. According to the exchange ratio determined in the Merger Agreement dated November 3, 2025 by and between the Companies (“Merger Agreement”), post-merger Magic’s shareholders will own 31.125% of Matrix’s shares on a fully diluted basis (as specified under the Merger Agreement), while Matrix shareholders will retain 68.875% (“Exchange Ratio”).

In connection with our opinion, we have:

(a)	Reviewed the unexecuted execution draft of the Merger Agreement;

(b)	Reviewed and analyzed Magic’s annual report on Form 20-F for the five fiscal years ended December 31, 2024, and reports of Foreign Private Issuer on Form 6-K and press releases of Magic for the period ended June 30, 2025and Matrix audited reports for the five fiscal years ended December 31, 2024, and unaudited reports for the period ended June 30, 2025 and company disclosures of Matrix;

(c)	Reviewed and analyzed financial forecasts, projections and estimates of the Companies prepared by the Companies management;

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(d)	Reviewed the historical market prices and trading volume of Magic ordinary Shares on both the TASE and The NASDAQ Global Select Market and the historical market prices and trading volume of Matrix ordinary Shares on the TASE;

(e)	Held discussions with the Companie’s management with respect to the business, financial condition, operating results and future prospects of the Companie’s;

(f)	Reviewed and analyzed certain publicly available financial data for other companies that we deemed relevant;

(g)	Reviewed and analyzed certain publicly available financial information for transactions that we deemed relevant in evaluating the Exchange Ratio;

(h)	Analyzed the estimated present value of the future cash flows of Magic and Matrix using the income approach (DCF) taking into consideration financial forecasts, projections and estimates prepared by the management of each of the Companies;

(i)	Estimated the ratio between the Companies’ market values and their fair value assessments, based on the estimated present value of the future cash flows of Magic and Matrix;

(j)	Reviewed and analyzed other public information concerning Magic and Matrix we deemed relevant;

(k)	Performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate; and

(l)	Reached a conclusion regarding the fairness of the exchange ratio from a financial point of view.

The opinion expressed herein is subject to the following qualifications and limitations:

(i)	In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to us by Magic’s management (“Management”), or by someone on its behalf. With respect to the Projections, we have assumed that they have been reasonably prepared based on the best currently available estimates and judgments of the Management as to the future financial performance of the Companies.

(ii)	We have not made an independent evaluation or appraisal of the assets of the Companies, nor have we been furnished with any such appraisals. We have not been requested to, and did not, solicit third-party indications of interest in acquiring all or any part of the Companies.

(iii)	Our services with respect to the Transaction do not constitute, nor should they be construed to constitute in any way, a review or audit of or any other procedures with respect to any financial information, nor should such services be relied upon by any person to disclose weaknesses in internal controls or financial statement errors or irregularities.

(iv)	Our opinion does not address, and should not be construed to address, either the underlying business decision to effect the Transaction or whether the consideration to be paid by Matrix in the Transaction represents the highest price obtainable. We express no view as to the federal, state, or local tax consequences of the Transaction.

(v)	Our opinion is based on business, economic, market and other conditions, as they exist and were brought to our attention, as of the signing date of the Merger Agreement (“Transaction Date”).

(vi)	This opinion is effective as of the Transaction Date. We have no obligation to update the opinion unless requested by the Company in writing to do so and expressly disclaim any responsibility to do so in the absence of any such request.

(vii)	There will usually be differences between estimated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

Based upon and subject to the foregoing, it is our opinion that as of the Transaction Date, the Exchange Ratio established in the Merger Agreement, under which Magic’s shareholders will receive 31.125% of Matrix’s shares is fair from a financial point of view.

This letter is provided for the information of the Company and its shareholders in connection with the Transaction described herein.

Very truly yours,

ANNEX C

Financial Statements Of Magic Software Enterprises As Of June 30, 2025

ANNEX D

Financial Statements of Matrix IT as of June 30, 2025